UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2021

RSE COLLECTION, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1835270
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

250 LAFAYETTE STREET, 2nd FLOOR, NEW YORK, NY 10012

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

 Series #69BM1 membership interests; Series #85FT1 membership interests; Series #88LJ1 membership interests; Series #55PS1 membership interests; Series #95BL1 membership interests; Series #89PS1 membership interests;  Series #90FM1 membership interests;  Series #83FB1 membership interests;  Series #98DV1 membership interests;  Series #93XJ1 membership interests;  Series #06FS1 membership interests;  Series #02AX1 membership interests;  Series #99LE1 membership interests;  Series #91MV1 membership interests;  Series #92LD1 membership interests;  Series #94DV1 membership interests;  Series #00FM1 membership interests;  Series #72MC1 membership interests;  Series #06FG1 membership interests;  Series #11BM1 membership interests;  Series #80LC1 membership interests;  Series #02BZ1 membership interests;  Series #88BM1 membership interests;  Series #63CC1 membership interests;  Series #76PT1 membership interests;  Series #75RA1 membership interests;  Series #65AG1 membership interests;  Series #93FS1 membership interests;  Series #61JE1 membership interests;  Series #90MM1 membership interests;  Series #65FM1 membership interests;  Series #88PT1 membership interests;  Series #94LD1 membership interests;  Series #99SS1 membership interests;  Series #94FS1 membership interests;  Series #61MG1 membership interests;  Series #92CC1 membership interests;  Series #89FT1 membership interests;  Series #80PN1 membership interests;  Series #89FG2 membership interests;  Series #88LL1 membership interests; Series #03SS1 membership interests

(Securities issued pursuant to Regulation A)

i

TABLE OF CONTENTS

RSE COLLECTION, LLC

SECTIONPAGE

MASTER SERIES TABLE3

ITEM 1.MANAGEMENT’S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION8

ITEM 2. OTHER INFORMATION18

ITEM 3.  FINANCIAL STATEMENTSF-1

EXHIBIT INDEXIII-1

In this Semi-Annual Report on Form 1-SA (the “Form 1-SA”), references to “we,” “us,” “our,” “RSE Collection,” or the “Company” mean RSE Collection, LLC, a Delaware series limited liability company formed on August 24, 2016.

Unless otherwise indicated, information contained in this Form 1-SA concerning our industry and the markets in which we operate is based on information from independent industry and research organizations and other third-party sources (including publications, surveys and forecasts), and management estimates. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information.

ii

FORWARD LOOKING STATEMENT DISCLOSURE

This Form 1-SA and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form 1-SA are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form 1-SA, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company’s actual operating, and financial performance may vary in material respects from the performance projected in these forward- looking statements.

For more information regarding the risks and uncertainties that we face, you should refer to the “Risk Factors” detailed in the Form 1-A filed with the Securities and Exchange Commission (the “Commission”) on July 14, 2021, as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Any forward-looking statement made by the Company in this Form 1-SA or any documents incorporated by reference herein or therein speaks only as of the date of this Form 1-SA. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Trademarks and Trade Names

From time to time, we own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This Form 1-SA may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names in this Form 1-SA is not intended to, and does not imply a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this Form 1-SA may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

MASTER SERIES TABLE

The Company is managed by RSE Collection Manager, LLC (the “Manager”), a single member Delaware limited liability company formed on March 16, 2021, which is owned by Rally Holdings LLC, a Delaware limited liability company which serves as the asset manager for the collection of collectible items owned by the Company and each series (the “Asset Manager”). The Company’s core business is the identification, acquisition, marketing and management of collectible automobiles, memorabilia and alcohol, collectively referred to as “Collectible Assets” or the “Asset Class,” for the benefit of the investors. All of the series of the Company may collectively be referred to herein as the “Series” and the assets and liabilities of each Series will be separate in accordance with Delaware law. The interests of all Series may collectively be referred to herein as the “Interests” and a purchaser of Interests in any Series (an “Investor”) will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The offerings of the Interests may collectively be referred to herein as the “Offerings.” There will be a separate Closing with respect to each Offering (each, a “Closing”). The Series assets referenced below may be referred to herein, collectively, as the “Underlying Assets.” Any individuals, dealers or auction company that own an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential Offering or the Closing of an Offering from which proceeds are used to acquire the Underlying Asset may be referred to herein as an “Asset Seller.” We intend to distribute all Offerings of the Company principally through the Rally Rd.™ platform and any successor platform used by the Company for the offer and sale of interests (the “Rally Rd.™ Platform” or the “Platform”). We intend to continue to develop opportunities to allow Platform users and others with opportunities to engage with the Underlying Assets in the Company’s collection through a diverse set of potential tangible interactions with assets on the Platform and unique collective ownership experiences (the “Membership Experience Programs”).

The master series table below, referred to at times as the “Master Series Table,” shows key information related to each Series. This information will be referenced in the following sections when referring to the Master Series Table.

Series	Qualification Date	Underlying Asset	Status	Opening Date (1)	Closing Date (1)	Offering Price per Interest	Minimum / Maximum Membership Interests (2)	Minimum / Maximum Offering Size	Sourcing Fee	Trading Window (4)
#77LE1 (5)		1977 Lotus Esprit S1	Closed	11/17/2016	4/13/2017	$38.85	2,000	$77,700 (3)	$3,443	7/7/2021
#69BM1	8/10/2017	1969 Ford Mustang Boss 302	Closed	11/20/2017	2/7/2018	$57.50	2,000	$115,000 (3)	$2,986	6/15/2021
#85FT1	9/14/2017	1985 Ferrari Testarossa	Closed	11/23/2017	2/15/2018	$82.50	2,000	$165,000 (3)	($17,859)	6/3/2021
#88LJ1	9/14/2017	1988 Lamborghini Jalpa	Closed	2/9/2018	4/12/2018	$67.50	2,000	$135,000 (3)	$578	6/21/2021
#55PS1	9/14/2017	1955 Porsche 356 Speedster	Closed	4/2/2018	6/6/2018	$212.50	2,000	$425,000 (3)	($3,357)	8/5/2021
#95BL1	5/24/2018	1995 BMW E36 M3 Lightweight	Closed	6/1/2018	7/12/2018	$59.25	2,000	$118,500 (3)	($444)	5/21/2021
#89PS1	7/20/2018	1989 Porsche 911 Speedster	Closed	7/23/2018	7/31/2018	$82.50	2,000	$165,000 (3)	$1,771	7/9/2021
#90FM1	7/20/2018	1990 Ford Mustang 7Up Edition	Closed	7/24/2018	7/31/2018	$8.25	2,000	$16,500 (3)	$464	8/6/2021

Series	Qualification Date	Underlying Asset	Status	Opening Date (1)	Closing Date (1)	Offering Price per Interest	Minimum / Maximum Membership Interests (2)	Minimum / Maximum Offering Size	Sourcing Fee	Trading Window (4)
#83FB1	3/29/2018	1983 Ferrari 512 BBi	Closed	7/23/2018	9/5/2018	$70.00	5,000	$350,000 (3)	$9,162	7/27/2021
#98DV1	9/17/2018	1998 Dodge Viper GTS-R	Closed	9/27/2018	10/10/2018	$65.00	2,000	$130,000 (3)	$2,314	5/20/2021
#06FS1	9/17/2018	2006 Ferrari F430 Spider "Manual"	Sold -$227,500 Acquisition Offer Accepted on 05/10/2019	10/12/2018	10/19/2018	$39.80	5,000	$199,000 (3)	($8,327)	5/23/2019
#93XJ1	3/29/2018	1993 Jaguar XJ220	Closed	8/22/2018	11/6/2018	$99.00	5,000	$495,000 (3)	($7,373)	6/22/2021
#02AX1	11/16/2018	2002 Acura NSX-T	Closed	11/16/2018	11/30/2018	$54.00	2,000	$108,000 (3)	$1,944	8/2/2021
#99LE1	11/16/2018	1999 Lotus Esprit Sport 350	Closed	11/23/2018	12/4/2018	$34.75	2,000	$69,500 (3)	$1,770	7/6/2021
#91MV1	11/16/2018	1991 Mitsubishi 3000GT VR4	Closed	11/28/2018	12/7/2018	$19.00	2,000	$38,000 (3)	$600	6/29/2021
#92LD1	11/16/2018	1992 Lancia Delta Integrale Evo "Martini 5"	Closed	12/7/2018	12/26/2018	$55.00	3,000	$165,000 (3)	$2,219	8/9/2021
#94DV1	11/16/2018	1994 Dodge Viper RT/10	Closed	12/11/2018	12/26/2018	$28.75	2,000	$57,500 (3)	$1,841	5/26/2021
#00FM1	12/6/2018	2000 Ford Mustang Cobra R	Sold -$60,000 Acquisition Offer Accepted on 04/15/2019	12/21/2018	1/4/2019	$24.75	2,000	$49,500 (3)	$965	4/24/2019
#72MC1	12/6/2018	1972 Mazda Cosmo Sport Series II	Closed	12/28/2018	1/4/2019	$62.25	2,000	$124,500 (3)	$2,474	5/18/2021

Series	Qualification Date	Underlying Asset	Status	Opening Date (1)	Closing Date (1)	Offering Price per Interest	Minimum / Maximum Membership Interests (2)	Minimum / Maximum Offering Size	Sourcing Fee	Trading Window (4)
#06FG1	12/6/2018	2006 Ford GT	Sold -$365,000 Acquisition Offer Accepted on 06/09/2021	12/14/2018	1/8/2019	$64.00	5,000	$320,000 (3)	$3,277	6/9/2021
#11BM1	12/6/2018	2011 BMW 1M	Closed	1/8/2019	1/25/2019	$42.00	2,000	$84,000 (3)	$517	5/25/2021
#80LC1	9/17/2018	1980 Lamborghini Countach LP400 S Turbo	Closed	1/17/2019	2/8/2019	$127.00	5,000	$635,000 (3)	$9,216	8/4/2021
#02BZ1	12/6/2018	2002 BMW Z8	Closed	1/6/2019	2/8/2019	$65.00	3,000	$195,000 (3)	$2,620	6/14/2021
#88BM1	12/6/2018	1988 BMW E30 M3	Closed	1/11/2019	2/25/2019	$47.00	3,000	$141,000 (3)	$226	7/29/2021
#63CC1	3/6/2019	1963 Chevrolet Corvette Split Window	Closed	3/8/2019	3/18/2019	$63.00	2,000	$126,000 (3)	$1,553	7/22/2021
#76PT1	3/6/2019	1976 Porsche 911 Turbo Carrera	Closed	3/15/2019	3/22/2019	$63.30	3,000	$189,900 (3)	$1,793	7/12/2021
#75RA1	3/6/2019	1975 Renault Alpine A110 1300	Closed	3/29/2019	4/9/2019	$28.00	3,000	$84,000 (3)	$3,732	6/9/2021
#65AG1	3/6/2019	1965 Alfa Romeo Giulia Sprint Speciale	Closed	4/5/2019	4/16/2019	$89.25	2,000	$178,500 (3)	$1,903	8/3/2021
#93FS1	3/6/2019	1993 Ferrari 348TS Serie Speciale	Closed	4/12/2019	4/22/2019	$68.75	2,000	$137,500 (3)	$1,272	5/28/2021
2003 Porsche 911 GT2				Cancelled / Underlying Asset Sold Pre-Offering
#61JE1	3/6/2019	1961 Jaguar E-Type	Closed	4/19/2019	4/26/2019	$82.00	3,000	$246,000 (3)	$3,858	7/1/2021
#90MM1	3/6/2019	1990 Mazda Miata MX-5	Closed	4/17/2019	4/26/2019	$5.32	5,000	$26,600 (3)	$918	6/24/2021

Series	Qualification Date	Underlying Asset	Status	Opening Date (1)	Closing Date (1)	Offering Price per Interest	Minimum / Maximum Membership Interests (2)	Minimum / Maximum Offering Size	Sourcing Fee	Trading Window (4)
#65FM1	3/6/2019	1965 Ford Mustang 2+2 Fastback	Closed	5/3/2019	7/18/2019	$41.25	2,000	$82,500 (3)	$1,966	5/31/2021
#88PT1	11/16/2018	1988 Porsche 944 Turbo S	Closed	5/10/2019	7/18/2019	$30.00	2,200	$66,000 (3)	($2,214)	6/18/2021
#94LD1	12/6/2018	1994 Lamborghini Diablo SE30 Jota	Closed	7/12/2019	8/6/2019	$119.50	5,000	$597,500 (3)	$11,251	7/16/2021
#99SS1	8/9/2019	1999 Shelby Series 1	Closed	9/4/2019	9/11/2019	$137.50	1,000	$137,500 (3)	$1,815	6/17/2021
#94FS1	8/9/2019	1994 Ferrari 348 Spider	Closed	9/12/2019	9/17/2019	$72.50	2,000	$145,000 (3)	$669	7/23/2021
#61MG1	3/6/2019	1961 Maserati 3500GT	Closed	9/20/2019	9/30/2019	$68.00	5,000	$340,000 (3)	$4,613	5/27/2021
#92CC1	8/9/2019	1992 Chevrolet Corvette ZR1	Closed	9/27/2019	10/2/2019	$26.25	2,000	$52,500 (3)	$2,875	7/15/2021
#89FT1	8/9/2019	1989 Ferrari Testarossa	Closed	10/4/2019	10/11/2019	$45.00	4,000	$180,000 (3)	($400)	6/2/2021
#80PN1	10/23/2019	1980 Porsche 928	Closed	11/1/2019	11/6/2019	$9.60	5,000	$48,000 (3)	($4,030)	5/24/2021
#89FG2	10/23/2019	1989 Ferrari 328 GTS	Closed	11/8/2019	11/14/2019	$75.00	1,700	$127,500 (3)	$1,719	6/10/2021
#88LL1	8/9/2019	1988 Lamborghini LM002	Closed	11/18/2019	12/8/2019	$146.00	2,000	$292,000 (3)	$3,115	5/19/2021
1990 Mercedes 190E 2.5-16 Evo II				Cancelled / Underlying Asset Sold Pre-Offering
#03SS1	12/9/2019	2003 Saleen S7	Sold -$420,000 Acquisition Offer Accepted on 09/27/2020	7/6/2020	9/22/2020	$125.00	3,000	$375,000 (3)	$29,638	10/1/2020
1972 Ferrari 365 GTC/4				Cancelled / Underlying Asset Sold Pre-Offering
#82AV1		1982 Aston Martin V8 Vantage 'Oscar India'	Upcoming			$20.00	11,900 / 14,875	$238,000 / $297,500	$3,123

Series	Qualification Date	Underlying Asset	Status	Opening Date (1)	Closing Date (1)	Offering Price per Interest	Minimum / Maximum Membership Interests (2)	Minimum / Maximum Offering Size	Sourcing Fee	Trading Window (4)
#95FF1		1995 Ferrari 355 Spider	Upcoming			$10.00	9,600 / 12,000	$96,000 / $120,000	$4,500

Note: Gray shading represents Series for which no Closing of an Offering has occurred. Orange represents sale of Series’ Underlying Asset.

(1) If exact Offering dates (specified as Month Day, Year) are not shown, then the Offering of the Series either has not opened or has opened but not yet closed.

(2) Interests sold in Series is limited to 2,000 “Qualified Purchasers” with a maximum of 500 non-“accredited investors.”

(3) Represents the actual Offering Size, number of Interests sold and fees at the Closing of the Offering.

(4) Represents the date of the most recent period during which transfers of Interests in the Series were facilitated through the Platform (each such period, a “Trading Window”) as of the date of this filing. Blank cells indicate that no Trading Window for the Series has yet occurred as of the date of this filing.

(5) Interests in Series #77LE1 were issued under Rule 506(c) of Regulation D and were thus not qualified under the Company’s Offering Statement on Form 1-A, as amended. All other Interests in Series of the Company were issued under Tier 2 of Regulation A.

ITEM 1.MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following information should be read in conjunction with our consolidated financial statements and related notes.

Overview

The Company’s core business is the identification, acquisition, marketing and management of collectible items, including collectible automobiles, memorabilia and alcohol (collectively, the “Collectible Assets” or the “Asset Class”) for the benefit of the investors. The Company’s mission is to leverage technology and design, modern business models influenced by the sharing economy, and advancements in the financial regulatory environment to democratize the Asset Class. The Company aims to provide enthusiasts with access to the market by enabling them to create a diversified portfolio of equity Interests in the highest quality Collectible Assets through a seamless investment experience on the Platform. In addition Investors will have the opportunity to participate in a unique collective ownership experience, including museum/retail locations and social events, as part of the Membership Experience Programs. The objective is to use revenue generated from these Membership Experience Programs to fund the highest caliber of care for the Underlying Assets in the collection, which we expect ultimately to be offset by meaningful economies of scale in the form of lower costs for collection level insurance, maintenance contracts and storage facilities, and to generate Free Cash Flow (as defined in Note F – Free Cash Flow Distributions and Management Fees of our accompanying Notes to the Consolidated Financial Statements) distributions to Investors in the Underlying Assets.  The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the Series.

We believe that collectors and dealers interested in selling their Collectible Assets will benefit from greater liquidity, significantly lower transaction costs and overhead, and a higher degree of transparency as compared to traditional methods of transacting Collectible Assets. Auction and consignment models may include upwards of ~20% of asset value in transaction costs, as well as meaningful overhead in terms of asset preparation, shipping and marketing costs, and time value. The Company thus aims to align the interests of buyers and sellers, while opening up the market to a significantly larger number of participants than was previously possible, thereby driving market appropriate valuations and greater liquidity.

Trends Affecting Our Business

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the Underlying Assets, our ability to acquire and manage Collectible Assets, and the success of our current and future Offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

•We have a limited operating history upon which to base an evaluation of our business and prospects. We have devoted substantially all our efforts to establishing our business and principal operations, which commenced in 2019. Our short operating history may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations. No revenue models have been developed at the Company or Series level and we do not expect either the Company or any of its Series to generate any revenues for some time. We will update the appropriate disclosure at such time as revenue models have been developed.

•We are in large part reliant on the Asset Manager and its employees to grow and support our business. The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Asset Manager to source, acquire and manage the Underlying Assets and for the Asset Manager to maintain the Platform.  As the Asset Manager has been in existence since only October 2020 and is an early-stage startup company, it has no significant operating history. Further, the Asset Manager is also the Asset Manager for RSE Archive, LLC and RSE Innovation, LLC, and it may become the Asset Manager of other series limited liability companies with similar business models in the collectible automobiles, memorabilia, alcohol and other tangible as well as intangible asset classes, such as domain names, in the future. It thus has some similar management experience, but its experience is limited, and it has limited experience selecting or managing assets in the Asset Class. Furthermore, there are a number of key factors that will potentially impact our operating results going forward including the ability of the Asset Manager to:

ocontinue to source high quality Collectible Assets at reasonable prices to securitize through the Platform;

omarket the Platform and the Offerings in individual Series of the Company and attract Investors to the Platform to acquire the Interests issued by Series of the Company;

ofind and retain operating partners to support the regulatory and technology infrastructure necessary to operate the Platform;

ocontinue to develop the Platform and provide the information and technology infrastructure to support the issuance of Interests in Series of the Company; and

ofind operating partners to manage the collection of Underlying Assets at a decreasing marginal cost per asset.

•Over the past year, public interest in collectible assets has grown, particularly with respect to collectible automobiles, trading cards, sports memorabilia and other specific types of the assets in the Asset Class. For example, in February of this year, eBay reported that Trading card sales had seen a 142% growth from 2019 to 2020. This eBay report also included non-sports and gaming cards stating that Pokémon was the overall growth leader last year where sales were up 574%. The Pokémon Company further revealed that they sold 3.7 Billion Pokémon cards during the fiscal year 2020-2021. Additionally, over four million more trading cards were sold on eBay by U.S based accounts in 2020 than the year before. Hagerty reported in July that 2021 “is shaping up to be the best year, ever, for classic car auction.” While in person auctions had not yet returned to Pre-COVID-19 levels this growth was driven mainly by online auctions. Furthermore, the private market, which is much larger than the auction scene, has seen an increase from approximately 161,000 vehicles sold in 2019 to well over 200,000 in 2021 to date.

•With the continued increase in popularity of the Asset Class, we expect competition for Collectible Assets to intensify in the future. Although our business model is unique in the Asset Class, there is potentially significant competition for the Underlying Assets, which the Company securitizes through its Offerings, from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as dealers and auction houses continue to play a prominent role. There are also competing start-up models to facilitate shared ownership of Collectible Assets developing in the industry, which will result in additional competition for Collectible Assets.

•The ongoing COVID-19 pandemic has impacted and may continue to impact our business, results of operations and financial condition. In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic, which has resulted in significant disruption and uncertainty in the global economic markets. COVID-19 (or variants of COVID-19, including the Delta variant) continues to spread throughout the U.S. and the world and has resulted in authorities implementing varying measures to contain the virus, including travel bans and restrictions, quarantines, shelter-in-place orders, and business limitations and shutdowns. We are closely monitoring developments related to the COVID-19 pandemic and assessing any negative impacts to our business. However, we do not believe that the outbreak materially affected our business or financial results to date.

Investments in Underlying Assets

We provide investment opportunities in Collectible Assets to Investors through the Platform. Collectible Assets are financed through various methods including, loans from affiliates of the Manager or other third parties, when we purchase an Underlying Asset prior to the Closing of an Offering, and through purchase option agreements negotiated with third parties or affiliates, when we finance the purchase of an Underlying Asset with the proceeds of an Offering. Additional information can be found below and in the Master Series Table. We typically acquire Underlying Assets through the following methods.

•Upfront purchase – we acquire the Underlying Asset outright prior to launch of the Offering, financed through loans made by affiliates of the Manager, third-party lenders or through non-interest-bearing payments from the Asset Manager.

•Purchase option agreement – we enter into a purchase option which gives us the right, but not the obligation, to purchase a specific Underlying Asset, typically through the proceeds of the Offering for the Series related to the Underlying Asset.

•Purchase agreement – we enter into a purchase agreement, which obligates us to acquire the Underlying Asset, but typically with a significant payment delay, with the goal of raising the capital through the Offering of the Series related to the Underlying Asset.

We received multiple loans or payments from various parties to support the financing of the acquisition of the Underlying Assets for which the details are listed in the tables below. Such payments or loans have been or will be repaid from the proceeds of successful Series’ initial Offering, if necessary. Upon completion of the Offering of each of the Series of Interests, each of the Series shall acquire their respective Underlying Assets for the aggregate consideration consisting of cash and Interests as the Manager may determine in its reasonable discretion in accordance with the disclosures set forth in these Series’ Offering documents. In various instances, as noted in the tables below, the Asset Seller is issued Interests in a particular Series as part of the total purchase consideration to the Asset Seller. In addition, there are instances where the Company finances an acquisition through the proceeds of the Offering, in the case of a purchase option, and as such requires no additional financing or only financing to make an initial down payment, as the case may be.

The Company incurred the “Acquisition Expenses”, which include transportation of the Collectible Assets to the Manager’s storage facility, pre-purchase inspection, pre-Offering refurbishment, and other costs detailed in the Manager’s allocation policy, listed in the tables below, the majority of which are capitalized into the purchase prices of the various Underlying Assets. Acquisition Expenses such as interest expense on a loan to finance an acquisition or marketing expenses related to the promotional materials created for an Underlying Asset are not capitalized. The Acquisition Expenses are generally initially funded by the Manager or its affiliates but will be reimbursed with the proceeds from an Offering related to such Series to the extent described in the applicable Offering documents. In the event that certain Acquisition Expenses are anticipated prior to the Closing of an Offering but are incurred only after the Closing, for example transportation fees related to transportation from the Asset Seller to the Company’s storage facility, additional cash from the proceeds of the Offering will be retained on the Series balance sheet to cover such future anticipated Acquisition Expenses after the Closing of the Offering.

“Current Period” refers to the time period between January 1, 2021 and June 30, 2021. “Prior Period” refers to the time period between January 1, 2020 and June 30, 2020. “Prior Year” refers to the year ended December 31, 2020.

During each of the Current Period and the Prior Period, we did not enter into any purchase agreements to acquire assets.

As of the Current Period, there were no Offerings of Series ongoing and no Series closed their Offerings. As of the Prior Year, Series #03SS1 was ongoing and closed its Offering.

Operating Results for the Current Period and the Prior Period

Changes in operating results are impacted significantly by any increase in the number of Underlying Assets that the Company, through the Asset Manager, operates and manages. During the Current Period the Company engaged in acquiring Underlying Assets, entering into Purchase and Purchase Option Agreements, launching Offerings, Closing Offerings, qualifying but not yet launching Offerings and selling Underlying Assets. Additional information can be found below in the Asset Acquisitions, Purchase Options and Asset Sales subsection and the Trend Information subsection or above in the Master Series Table.

Revenues

Revenues are generated at the Company or the Series level. No revenue models have been developed at the Company or Series level and we do not expect either the Company or any of its Series to generate any revenues for some time. We will update the appropriate disclosure at such time as revenue models have been developed.

Operating Expenses

The Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements) incurred prior to the Closing of an Offering related to any of the Underlying Assets are being paid by the Manager and recognized by the Company as capital contributions and will not be reimbursed by the Series. Each Series of the Company will be responsible for its own Operating Expenses beginning on the Closing date of the Offering for such Series Interests. However, the Manager has agreed to pay and not be reimbursed for certain but not all expenses such as post-closing Operating Expenses incurred and recorded by Series’ of the Company through the Current Period and Prior Period. These are accounted for as capital contributions by each respective Series.

Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements) for the Company and all of the Series are summarized by category for the Current Period and the Prior Period are as follows:

Total Operating Expense
	6/30/2021	6/30/2020	Difference	Change	Explanation
Storage	$48,009	$37,350	$10,659	29%	The increase is due to the additional storage expense on each asset
Transportation	-	1,100	(1,100)	(100%)	The decrease is due to no transportation expense in the Current Period
Insurance	6,376	12,469	(6,093)	(49%)	The decrease is due to the decrease in insurance rate in the Current Period
Professional Fee	23,927	24,000	(73)	(0%)	No meaningful changes since all Underlying Assets were allocated the same professional fee as in the Prior Period
Marketing Expense	-	500	(500)	(100%)	The decrease is due to no marketing expense in the Current Period
Total Operating Expense	$78,312	$75,419	$2,893	-221%

The following table represents Operating Expenses by Series for the Current and Prior Period:

Operating Expenses
Applicable Series	6/30/2021	6/30/2020
#77LE1	$1,847	$1,596
#69BM1	1,868	1,649
#85FT1	1,913	1,716
#88LJ1	1,884	1,684
#55PS1	2,061	2,065
#95BL1	1,875	1,645
#89PS1	1,905	1,713
#90FM1	1,812	1,518
#83FB1	2,013	1,931
#98DV1	1,879	1,656
#06FS1	-	-
#93XJ1	893	1,171
#02AX1	1,867	1,629
#99LE1	1,843	1,580
#91MV1	1,825	1,542
#92LD1	1,896	1,695
#94DV1	1,836	1,567
#00FM1	-	-
#72MC1	1,876	1,649
#06FG1	1,814	1,899
#11BM1	1,853	1,600
#80LC1	2,191	2,328
#02BZ1	1,921	1,740
#88BM1	1,889	1,673
#63CC1	1,879	1,650
#76PT1	1,917	1,726
#75RA1	1,851	1,598
#65AG1	1,911	1,715
#93FS1	1,886	1,679
#90MM1	1,817	1,383
#61JE1	1,952	1,818
#88PT1	1,842	1,578
#65FM1	1,851	1,593
#94LD1	2,166	2,228
#99SS1	1,884	1,659
#94FS1	1,889	1,670
#61MG1	2,010	1,914
#92CC1	1,832	1,554
#89FT1	1,913	1,718
#80PN1	1,832	1,556
#89FG2	1,878	1,654
#88LL1	1,978	1,849
#03SS1	-	-
RSE Collection	3,263	7,631
Total Operating Expenses	$78,312	$75,419

Note: Series #77LE1 Interests were issued under Rule 506(c) and, therefore, Series #77LE1 has not been broken out as a separate Series in the financial statements but is included in the table above.

Asset Acquisitions, Purchase Options and Asset Sales

Details of the Underlying Assets acquired or for which we entered into purchase option agreements or purchase agreements during the Current Period, and the Prior Period, are listed in the Master Series Table and summarized in the table below. We typically acquire Underlying Assets through the following methods.

•Upfront purchase – we acquire the Underlying Asset outright prior to launch of the Offering, financed through loans made by affiliates of the Manager, third-party lenders or through non-interest-bearing payments from the Asset Manager.

•Purchase option agreement – we enter into a purchase option which gives us the right, but not the obligation, to purchase a specific Underlying Asset, typically through the proceeds of the Offering for the Series related to the Underlying Asset.

•Purchase agreement – we enter into a purchase agreement, which obligates us to acquire the Underlying Asset, but typically with a significant payment delay, with the goal of raising the capital through the Offering of the Series related to the Underlying Asset.

In addition to acquiring Underlying Assets, from time to time the Company receives take-over offers for certain Underlying Assets. Per the terms of the Company’s Fifth Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”), the Company, together with the Manager’s Advisory Board evaluates the offers and determines if it is in the interest of the Investors to sell the Underlying Asset. In certain instances, the Company may decide to sell an Underlying Asset that is on the books of the Company but not yet transferred to a particular Series, because no Offering has yet occurred. In these instances, the anticipated Offering related to such Underlying Assets will be cancelled.

Details on the Underlying Assets acquired or for which we entered into purchase option agreements or purchase agreements, or which have subsequently been sold, are listed in the Master Series Table and summarized in the table below.

	# of Assets Sold	Total Value of Assets Sold	# of Assets Acquired	Total Value Assets Acquired ($)	# of Purchase Option Agreements	Total Value of Purchase Option Agreements ($)	# of Purchase Agreements	Total Value of Purchase Agreements ($)	Grand Total #	Grand Total Value ($)
1/1/2021 --6/30/2021	(1)	($309,000)	0	$0	0	$0	0	$0	(1)	($309,000)
1/1/2020 – 6/30/2020	(1)	($251,992)	0	$0	0	$0	0	$0	(1)	($251,992)

Note: Table represents agreements signed within the respective periods and value of Underlying Assets represented by the agreements.

The following table shows the assets that were sold during the Current Period:

Series	Underlying Asset	Date of Sale Agreement	Total Sale Price	Initial Purchase Price	Carrying Value	Gain on Sale / (Loss)	Corporate Level Taxes on Gain on Sale	Total Initial Offering Price / Per Interest	Total Distribution to Investors / Per Interests
#06FG1	2006 Ford GT	06/09/2021	$365,000	$309,000	$309,286	$55,714	$9,635	$320,000 / $64.00	$357,700 / $71.54

Note: Total Distribution to Interest Holders includes cash on balance sheet of Series and is net of corporate level taxes on gain on sale.

The following table shows the assets that were sold during the Prior Period:

Series	Underlying Asset	Date of Sale Agreement	Total Sale Price	Initial Purchase Price	Carrying Value	Gain on Sale / (Loss)	Corporate Level Taxes on Gain on Sale	Total Initial Offering Price / Per Interest	Total Distribution to Investors / Per Interests
#90ME1	1990 Mercedes 190E 2.5-16 Evo II	01/31/2020	$235,000	$251,992	$262,766	($27,766)	$0

Note: At the time of the sale the Underlying Asset was still owned by RSE Collection, LLC and not by any Series.

For all series for which assets were sold during the Current Period and the Prior Period, the average distribution to investors per Interest per Series was $71.54 and $0, respectively.

The Series designated in the table below have sold their primary operating asset during the Current Period and Prior Period. As a result, the Company has recorded a provision for income taxes using an effective tax rate as shown below:

Provision for income taxes
	Current Period	Prior Period
Series	#06FG1	-
Income before provision for income taxes, gross	53,900	-
Applicable federal and state statutory rates	21%	-
	11,437	-
Reversal of prior year valuation allowance	(1,802)	-
Provision for income taxes	$ 9,635	–

See “Note C - Related Party Transactions”, “Note D - Debt”, and “Note A – Description of Organization and Business Operations - Asset Dispositions” of our accompanying Notes to Consolidated Financial Statements for additional information on asset acquisitions.

Liquidity and Capital Resources

From inception, the Company and each Series have financed their business activities through capital contributions to the Company and individual Series from the Manager (or its affiliates). Until such time as the Series’ have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future Offerings for individual Series may be used to create reserves for future Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements) for such individual Series at the sole discretion of the Manager.

The Company has experienced recurring net losses and negative operating cash flows since inception and neither the Company nor any of the Series has generated revenues or profits in the Current Period or Prior Period, except for certain Underlying Assets that were sold for gains (see Note A – Description of Organization and Business Operations – Asset Dispositions of our accompanying Notes to the Consolidated Financial Statements).

On a total consolidated basis, the Company generated the following: Income / (Loss), Net Working Capital, and Accumulated Deficits. Additionally, each listed Series for which an Underlying Asset was owned as of the end of the Current Period and the end of the Prior Period has incurred net losses since their respective dates of acquisition and have an accumulated deficit at the end of the Current Period and at the end of the Prior Period.

Period	Income / (Loss)	Net Working Capital	Accumulated Deficit
1/1/2020 – 6/30/2020	($178,275)	($831,520)	($494,672)
1/1/2021 – 6/30/2021	($44,392)	($281,841)	($638,235)

All of the liabilities on the balance sheet as of the end of the Current Period are obligations to third parties or the Manager. All of these liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future Offerings for the various Series of Interests. RSE Markets, Inc. has agreed to provide the Company and each Series the financial support sufficient to meet the Company’s and each Series’ financial needs for the twelve months following the date of this filing.

Cash and Cash Equivalent Balances

As of the end of the Current Period and Prior Year, the Company and the Series for which Closings had occurred, had cash or cash equivalents balances as follows:

Cash Balance
Applicable Series	6/30/2021	12/31/2020
#77LE1	$2,600	$2,780
#69BM1	4,149	4,149
#55PS1	2,003	2,214
#95BL1	1,000	1,000
#89PS1	1,120	1,271
#90FM1	485	485
#83FB1	2,485	2,485
#98DV1	2,500	2,500
#06FS1	-	-
#93XJ1	1,485	1,485
#02AX1	1,985	1,985
#99LE1	1,985	1,985
#91MV1	984	984
#92LD1	1,853	1,853
#94DV1	1,983	1,984
#00FM1	-	-
#72MC1	4,990	4,989
#06FG1	9,800	2,500
#11BM1	1,999	2,000
#80LC1	3,503	3,504
#02BZ1	3,000	3,000
#88BM1	2,000	2,000
#63CC1	1,999	1,999
#76PT1	1,999	1,999
#75RA1	2,649	2,649
#65AG1	3,700	3,700
#93FS1	3,050	3,050
#90MM1	1,799	1,799
#61JE1	2,898	2,898
#88PT1	4,148	4,148
#65FM1	2,301	2,300
#94LD1	4,550	4,550
#99SS1	3,064	3,064
#94FS1	2,962	2,962
#61MG1	4,197	4,197
#92CC1	2,412	2,412
#89FT1	1,714	1,714
#80PN1	3,661	3,662
#89FG2	3,288	3,288
#88LL1	5,489	5,489
#03SS1	23,641	23,641
Total Series Cash Balance	$131,430	$124,672
RSE Collection	8,725	8,815
Total Cash Balance	$140,155	$133,487

Note: Series #77LE1 Interests were issued under Rule 506(c) and, therefore, Series #77LE1 has not been broken out as a separate Series in the financial statements but is included in the table above.

Note: Only includes Series for which an Offering has closed. RSE Collection cash balance represents loans or capital contributions to be used for future payment of Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements).

Financial Obligations of the Company

On December 20, 2019 RSE Markets and Rally Holdings entered into a $2.25 million demand note (the “DN”) with Upper90 Fund, LP. The DN allowed RSE Markets to draw up to 100% of the value of the Underlying Assets for any asset held on the books of the Company. Interest on any amounts outstanding under the DN accrued at a fixed per annum rate of 15.00%. The Company was also jointly and severally liable for any amounts outstanding under this DN.

On November 24, 2020 RSE Markets and Rally Holdings entered into a $10.0 million credit facility (the “CF”) with Upper90 Capital Management, LP, which replaced the DN. While amounts borrowed under the CF can be used to make purchases of Collectible Assets to become Underlying Assets, neither the Company nor any Series is a borrower under the CF, neither is responsible for repayment of any amounts outstanding, and both are no longer jointly and severally liable under the CF. The CF has an interest rate of 15.00% per annum, maturity date of the earlier of (i) the two-year anniversary of the Credit Date therefor, and (ii) November 24, 2024 (or such earlier date on which the Loans become due and payable), and it contains customary covenants and indemnification obligations. For further information on the CF, please see the Amended and Restated Upper90 Secured Demand Promissory Note and the Upper90 Credit and Guaranty Agreement attached hereto as Exhibits 6.5 and 6.6, respectively.

From time to time the Asset Manager, affiliates of the Manager or third parties may make non-interest-bearing payments or loans to the Company to acquire an Underlying Asset prior to the Closing of an Offering for the respective Series. In such cases, the respective Series would repay any such non-interest-bearing payments or loans plus accrued interest, as the case may be, used to acquire its respective Underlying Asset with proceeds generated from the Closing of the Offering for Interests of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series.

See “Note A – Description of Organization and Business Operations – Liquidity and Capital Resources” and “Note D – Debt” of our accompanying Notes to the Consolidated Financial Statements for additional information.

Recent Developments

The following sets forth updated information with respect to events that have occurred subsequent to the period covered by this Form 1-SA.

Since June 30, 2021, we have:

Event	Description
Offerings Opened	0
Offerings Closed	0
Underlying Assets Purchased	0 Purchase Agreements signed 0 Purchase Option Agreements signed 1 Upfront Purchase Agreement signed
Underlying Assets Sold	0
Acquisition Expenses	$0

ITEM 2. OTHER INFORMATION

None.

ITEM 3.  FINANCIAL STATEMENTS

CONTENTS

PAGE

RSE COLLECTION, LLC AND VARIOUS SERIES:

Consolidated Balance Sheets

as of June 30, 2021 (unaudited) and December 31, 2020 (audited)F-1

Consolidated Statements of Operations

for the six months ended June 30, 2021 (unaudited) and 2020 (unaudited)F-15

Consolidated Statements of Members Equity/(Deficit)

for the six months ended June 30, 2021 (unaudited) and 2020 (unaudited)F-30

Consolidated Statements of Cash Flows

for the six months ended June 30, 2021 (unaudited) and 2020 (unaudited)F-37

Notes to Consolidated Financial Statements F-52

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2021 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1	Series #89PS1
Assets
Current Assets
Cash and Cash Equivalents	$4,149	$-	$-	$2,003	$1,000	$1,120
Pre-paid Insurance	44	74	55	174	48	69
Total Current Assets	4,193	74	55	2,177	1,048	1,189

Collectible Assets - Deposits	-	-	-	-	-	-
Collectible Assets - Owned	106,266	175,826	132,382	408,386	114,541	160,000
TOTAL ASSETS	$110,459	$175,900	$132,437	$410,563	$115,589	$161,189

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-	-
Insurance Payable	-	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-
Members' Equity
Membership Contributions	111,236	163,883	133,508	422,131	116,742	161,521
Capital Contribution for Operating Expense	13,077	15,304	14,432	15,525	11,336	10,447
Capital Contribution for loss at Offering close	-	12,344	-	3,357	444	-
Distribution to RSE Collection	(821)	(401)	(1,126)	(14,889)	(1,645)	(250)
Retained Earnings / (Accumulated Deficit)	(13,033)	(15,230)	(14,377)	(15,561)	(11,288)	(10,529)
Members' Equity	110,459	175,900	132,437	410,563	115,589	161,189
TOTAL LIABILITIES AND MEMBERS' EQUITY	$110,459	$175,900	$132,437	$410,563	$115,589	$161,189

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2021 (unaudited)

	Series #90FM1	Series #83FB1	Series #98DV1	Series #06FS1	Series #93XJ1	Series #02AX1
Assets
Current Assets
Cash and Cash Equivalents	$485	$2,485	$2,500	$-	$1,485	$1,985
Pre-paid Insurance	6	142	51	-	197	43
Total Current Assets	491	2,627	2,551	-	1,682	2,028

Collectible Assets - Deposits	-	-	-	-	-	-
Collectible Assets - Owned	14,786	332,806	122,544	-	488,586	101,786
TOTAL ASSETS	$15,277	$335,433	$125,095	$-	$490,268	$103,814

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-	-
Insurance Payable	-	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-
Members' Equity
Membership Contributions	15,446	335,691	125,757	-	487,801	104,452
Capital Contribution for Operating Expense	10,054	12,914	10,427	-	6,628	9,388
Capital Contribution for loss at Offering close	-	-	-	-	7,373	-
Distribution to RSE Collection	(175)	(400)	(713)	-	(5,103)	(681)
Retained Earnings / (Accumulated Deficit)	(10,048)	(12,772)	(10,376)	-	(6,431)	(9,345)
Members' Equity	15,277	335,433	125,095	-	490,268	103,814
TOTAL LIABILITIES AND MEMBERS' EQUITY	$15,277	$335,433	$125,095	$-	$490,268	$103,814

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2021 (unaudited)

	Series #99LE1	Series #91MV1	Series #92LD1	Series #94DV1	Series #00FM1	Series #72MC1
Assets
Current Assets
Cash and Cash Equivalents	$1,985	$984	$1,853	$1,983	$-	$4,990
Pre-paid Insurance	27	15	63	23	-	49
Total Current Assets	2,012	999	1,916	2,006	-	5,039

Collectible Assets - Deposits	-	-	-	-	-	-
Collectible Assets - Owned	64,271	35,437	157,902	52,787	-	115,562
TOTAL ASSETS	$66,283	$36,436	$159,818	$54,793	$-	$120,601

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-	-
Insurance Payable	-	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-
Members' Equity
Membership Contributions	66,699	36,621	160,430	54,771	-	120,551
Capital Contribution for Operating Expense	9,443	9,208	9,842	9,322	-	9,440
Capital Contribution for loss at Offering close	-	-	-	-	-	-
Distribution to RSE Collection	(443)	(200)	-	-	-	-
Retained Earnings / (Accumulated Deficit)	(9,416)	(9,193)	(10,454)	(9,300)	-	(9,390)
Members' Equity	66,283	36,436	159,818	54,793	-	120,601
TOTAL LIABILITIES AND MEMBERS' EQUITY	$66,283	$36,436	$159,818	$54,793	$-	$120,601

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2021 (unaudited)

	Series #06FG1	Series #11BM1	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1
Assets
Current Assets
Cash and Cash Equivalents	$9,800	$1,999	$3,503	$3,000	$2,000	$1,999
Pre-paid Insurance	-	34	262	79	58	51
Total Current Assets	9,800	2,033	3,765	3,079	2,058	2,050

Collectible Assets - Deposits	-	-	-	-	-	-
Collectible Assets - Owned	-	79,786	612,439	186,301	136,465	120,286
TOTAL ASSETS	$9,800	$81,819	$616,204	$189,380	$138,523	$122,336

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-	$-
Income Taxes Payable	9,635	-	-	-	-	-
Insurance Payable	-	-	-	-	-	-
Due to the Manager or its Affiliates	165	-	-	-	-	-
Total Liabilities	9,800	-	-	-	-	-
Members' Equity
Membership Contributions	-	82,286	616,716	189,601	138,765	122,586
Capital Contribution for Operating Expense	-	8,598	10,929	10,084	9,036	8,821
Capital Contribution for loss at Offering close	-	-	-	-	-	-
Distribution to RSE Collection	-	(500)	(774)	(300)	(300)	(300)
Retained Earnings / (Accumulated Deficit)	-	(8,565)	(10,667)	(10,005)	(8,978)	(8,771)
Members' Equity	-	81,819	616,204	189,380	138,523	122,336
TOTAL LIABILITIES AND MEMBERS' EQUITY	$9,800	$81,819	$616,204	$189,380	$138,523	$122,336

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2021 (unaudited)

	Series #76PT1	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1
Assets
Current Assets
Cash and Cash Equivalents	$1,999	$2,649	$3,700	$3,050	$1,799	$2,898
Pre-paid Insurance	77	32	73	56	9	101
Total Current Assets	2,076	2,681	3,773	3,106	1,808	2,999

Collectible Assets - Deposits	-	-	-	-	-	-
Collectible Assets - Owned	182,802	75,903	170,286	131,136	23,187	235,388
TOTAL ASSETS	$184,878	$78,584	$174,059	$134,242	$24,995	$238,387

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-	-
Insurance Payable	-	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-
Members' Equity
Membership Contributions	185,301	79,052	173,986	134,186	24,986	238,636
Capital Contribution for Operating Expense	9,015	8,446	8,704	6,742	5,907	8,585
Capital Contribution for loss at Offering close	-	-	-	-	-	-
Distribution to RSE Collection	(500)	(500)	-	-	-	(350)
Retained Earnings / (Accumulated Deficit)	(8,938)	(8,414)	(8,631)	(6,686)	(5,898)	(8,484)
Members' Equity	184,878	78,584	174,059	134,242	24,995	238,387
TOTAL LIABILITIES AND MEMBERS' EQUITY	$184,878	$78,584	$174,059	$134,242	$24,995	$238,387

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2021 (unaudited)

	Series #65FM1	Series #88PT1	Series #94LD1	Series #99SS1	Series #94FS1	Series #61MG1
Assets
Current Assets
Cash and Cash Equivalents	$2,301	$4,148	$4,550	$3,064	$2,962	$4,197
Pre-paid Insurance	32	27	245	54	58	139
Total Current Assets	2,333	4,175	4,795	3,118	3,020	4,336

Collectible Assets - Deposits	-	-	-	-	-	-
Collectible Assets - Owned	75,997	63,071	572,236	129,227	138,482	325,590
TOTAL ASSETS	$78,330	$67,246	$577,031	$132,345	$141,502	$329,926

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-	-
Insurance Payable	-	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-	-
Total Liabilities	-	-	-	-	-	-
Members' Equity
Membership Contributions	79,297	65,005	577,286	133,279	141,794	330,287
Capital Contribution for Operating Expense	7,726	6,312	9,137	6,798	6,083	7,468
Capital Contribution for loss at Offering close	-	2,214	-	-	-	-
Distribution to RSE Collection	(1,000)	-	(500)	(988)	(350)	(500)
Retained Earnings / (Accumulated Deficit)	(7,693)	(6,285)	(8,892)	(6,744)	(6,025)	(7,329)
Members' Equity	78,330	67,246	577,031	132,345	141,502	329,926
TOTAL LIABILITIES AND MEMBERS' EQUITY	$78,330	$67,246	$577,031	$132,345	$141,502	$329,926

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2021 (unaudited)

	Series #92CC1	Series #89FT1	Series #80PN1	Series #89FG2	Series #88LL1	Series #03SS1	Consolidated
Assets
Current Assets
Cash and Cash Equivalents	$2,412	$1,714	$3,661	$3,288	$5,489	$23,641	$140,155
Pre-paid Insurance	19	74	20	51	118	-	2,944
Total Current Assets	2,431	1,788	3,681	3,339	5,607	23,641	143,099

Collectible Assets - Deposits	-	-	-	-	-	-	-
Collectible Assets - Owned	46,188	175,136	47,388	119,562	277,811	-	6,973,576
TOTAL ASSETS	$48,619	$176,924	$51,069	$122,901	$283,418	$23,641	$7,116,675

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-	18,373	28,008
Insurance Payable	-	-	-	-	-	-	87
Due to the Manager or its Affiliates	-	-	-	-	-	-	396,845
Total Liabilities	-	-	-	-	-	18,373	424,940
Members' Equity
Membership Contributions	48,600	176,850	47,020	123,550	283,775	-	6,683,290
Capital Contribution for Operating Expense	5,580	7,248	5,427	5,628	7,017	-	602,408
Capital Contribution for loss at Offering close	-	400	4,030	-	-	-	44,272
Distribution to RSE Collection	-	(400)	-	(700)	(475)	-	-
Retained Earnings / (Accumulated Deficit)	(5,561)	(7,174)	(5,408)	(5,577)	(6,899)	5,268	(638,235)
Members' Equity	48,619	176,924	51,069	122,901	283,418	5,268	6,691,735
TOTAL LIABILITIES AND MEMBERS' EQUITY	$48,619	$176,924	$51,069	$122,901	$283,418	$23,641	$7,116,675

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2020 (audited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1	Series #89PS1
Assets
Current Assets
Cash and Cash Equivalents	$4,149	-	-	$2,214	$1,000	$1,271
Pre-paid Insurance	-	-	-	-	-	-
Total Current Assets	4,149	-	-	2,214	1,000	1,271

Collectible Automobiles - Deposits	-	-	-	-	-	-
Collectible Automobiles - Owned	106,266	175,826	132,382	408,386	114,541	160,000
TOTAL ASSETS	$110,415	$175,826	$132,382	$410,600	$115,541	$161,271

LIABILITIES AND MEMBERS' EQUITY / DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	-	$-
Income Taxes Payable	-	-	-	-	-	-
Insurance Payable	15	26	19	60	17	24
Due to the Manager or its Affiliates	-	-	-	-	-	-
Total Liabilities	15	26	19	60	17	24
Members' Equity
Membership Contributions	111,236	163,883	133,508	422,131	116,742	161,521
Capital Contribution for Operating Expense	11,150	13,292	12,475	13,231	9,397	8,451
Capital Contribution for loss at Offering close	-	12,344	-	3,357	444	-
Distribution to RSE Collection	(821)	(401)	(1,126)	(14,889)	(1,645)	(250)
Retained Earnings / (Accumulated Deficit)	(11,165)	(13,317)	(12,494)	(13,291)	(9,413)	(8,474)
Members' Equity	110,400	175,800	132,363	410,540	115,524	161,247
TOTAL LIABILITIES AND MEMBERS' EQUITY	$110,415	$175,826	$132,382	$410,600	$115,541	$161,271

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2020 (audited)

	Series #90FM1	Series #83FB1	Series #98DV1	Series #06FS1	Series #93XJ1	Series #02AX1
Assets
Current Assets
Cash and Cash Equivalents	$485	$2,485	$2,500	$-	$1,485	$1,985
Pre-paid Insurance	-	-	-	-	-	-
Total Current Assets	485	2,485	2,500	-	1,485	1,985

Collectible Automobiles - Deposits	-	-	-	-	-	-
Collectible Automobiles - Owned	14,786	332,806	122,544	-	488,586	101,786
TOTAL ASSETS	$15,271	$335,291	$125,044	$-	$490,071	$103,771

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-	-
Insurance Payable	2	49	18	-	68	15
Due to the Manager or its Affiliates	-	-	-	-	-	-
Total Liabilities	2	49	18	-	68	15
Members' Equity
Membership Contributions	15,446	335,691	125,757	-	487,801	104,452
Capital Contribution for Operating Expense	8,234	10,711	8,479	-	5,470	7,464
Capital Contribution for loss at Offering close	-	-	-	-	7,373	-
Distribution to RSE Collection	(175)	(400)	(713)	-	(5,103)	(681)
Retained Earnings / (Accumulated Deficit)	(8,236)	(10,759)	(8,497)	-	(5,538)	(7,479)
Members' Equity	15,269	335,242	125,026	-	490,003	103,756
TOTAL LIABILITIES AND MEMBERS' EQUITY	$15,271	$335,291	$125,044	$-	$490,071	$103,771

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2020 (audited)

	Series #99LE1	Series #91MV1	Series #92LD1	Series #94DV1	Series #00FM1	Series #72MC1
Assets
Current Assets
Cash and Cash Equivalents	$1,985	$984	$1,853	$1,984	$-	$4,989
Pre-paid Insurance	-	-	-	-	-	-
Total Current Assets	1,985	984	1,853	1,984	-	4,989

Collectible Automobiles - Deposits	-	-	-	-	-	-
Collectible Automobiles - Owned	64,271	35,437	157,902	52,787	-	115,562
TOTAL ASSETS	$66,256	$36,421	$159,755	$54,771	$-	$120,551

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-	-
Insurance Payable	9	5	22	8	-	17
Due to the Manager or its Affiliates	-	-	-	-	-	-
Total Liabilities	9	5	22	8	-	17
Members' Equity
Membership Contributions	66,699	36,621	160,430	54,771	-	120,551
Capital Contribution for Operating Expense	7,564	7,364	7,862	7,456	-	7,497
Capital Contribution for loss at Offering close	-	-	-	-	-	-
Distribution to RSE Collection	(443)	(200)	-	-	-	-
Retained Earnings / (Accumulated Deficit)	(7,574)	(7,369)	(8,558)	(7,464)	-	(7,514)
Members' Equity	66,247	36,416	159,734	54,763	-	120,534
TOTAL LIABILITIES AND MEMBERS' EQUITY	$66,256	$36,421	$159,755	$54,771	$-	$120,551

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2020 (audited)

	Series #06FG1	Series #11BM1	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1
Assets
Current Assets
Cash and Cash Equivalents	$2,500	$2,000	$3,504	$3,000	$2,000	$1,999
Pre-paid Insurance	-	-	-	-	-	-
Total Current Assets	2,500	2,000	3,504	3,000	2,000	1,999

Collectible Automobiles - Deposits	-	-	-	-	-	-
Collectible Automobiles - Owned	309,286	79,786	612,439	186,301	136,465	120,286
TOTAL ASSETS	$311,786	$81,786	$615,943	$189,301	$138,465	$122,285

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-	-
Insurance Payable	46	12	90	27	20	18
Due to the Manager or its Affiliates	-	-	-	-	-	-
Total Liabilities	46	12	90	27	20	18
Members' Equity
Membership Contributions	312,086	82,286	616,716	189,601	138,765	122,586
Capital Contribution for Operating Expense	8,536	6,700	8,386	8,057	7,070	6,873
Capital Contribution for loss at Offering close	-	-	-	-	-	-
Distribution to RSE Collection	(300)	(500)	(774)	(300)	(300)	(300)
Retained Earnings / (Accumulated Deficit)	(8,581)	(6,712)	(8,476)	(8,084)	(7,090)	(6,892)
Members' Equity	311,740	81,774	615,853	189,274	138,445	122,267
TOTAL LIABILITIES AND MEMBERS' EQUITY	$311,786	$81,786	$615,943	$189,301	$138,465	$122,285

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2020 (audited)

	Series #76PT1	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1
Assets
Current Assets
Cash and Cash Equivalents	$1,999	$2,649	$3,700	$3,050	$1,799	$2,898
Pre-paid Insurance	-	-	-	-	-	-
Total Current Assets	1,999	2,649	3,700	3,050	1,799	2,898

Collectible Automobiles - Deposits	-	-	-	-	-	-
Collectible Automobiles - Owned	182,802	75,903	170,286	131,136	23,187	235,388
TOTAL ASSETS	$184,801	$78,552	$173,986	$134,186	$24,986	$238,286

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-	-
Insurance Payable	26	11	25	19	3	35
Due to the Manager or its Affiliates	-	-	-	-	-	-
Total Liabilities	26	11	25	19	3	35
Members' Equity
Membership Contributions	185,301	79,052	173,986	134,186	24,986	238,636
Capital Contribution for Operating Expense	6,995	6,553	6,695	4,782	4,078	6,497
Capital Contribution for loss at Offering close	-	-	-	-	-	-
Distribution to RSE Collection	(500)	(500)	-	-	-	(350)
Retained Earnings / (Accumulated Deficit)	(7,021)	(6,564)	(6,720)	(4,801)	(4,081)	(6,532)
Members' Equity	184,775	78,541	173,961	134,167	24,983	238,251
TOTAL LIABILITIES AND MEMBERS' EQUITY	$184,801	$78,552	$173,986	$134,186	$24,986	$238,286

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2020 (audited)

	Series #65FM1	Series #88PT1	Series #94LD1	Series #99SS1	Series #94FS1	Series #61MG1
Assets
Current Assets
Cash and Cash Equivalents	$2,300	$4,148	$4,550	$3,064	$2,962	$4,197
Pre-paid Insurance	-	-	-	-	-	-
Total Current Assets	2,300	4,148	4,550	3,064	2,962	4,197

Collectible Automobiles - Deposits	-	-	-	-	-	-
Collectible Automobiles - Owned	75,997	63,071	572,236	129,227	138,482	325,590
TOTAL ASSETS	$78,297	$67,219	$576,786	$132,291	$141,444	$329,787

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-	-
Insurance Payable	11	9	84	19	20	48
Due to the Manager or its Affiliates	-	-	-	-	-	-
Total Liabilities	11	9	84	19	20	48
Members' Equity
Membership Contributions	79,297	65,005	577,286	133,279	141,794	330,287
Capital Contribution for Operating Expense	5,832	4,434	6,643	4,842	4,116	5,271
Capital Contribution for loss at Offering close	-	2,214	-	-	-	-
Distribution to RSE Collection	(1,000)	-	(500)	(988)	(350)	(500)
Retained Earnings / (Accumulated Deficit)	(5,843)	(4,443)	(6,727)	(4,860)	(4,136)	(5,319)
Members' Equity	78,286	67,209	576,702	132,272	141,424	329,739
TOTAL LIABILITIES AND MEMBERS' EQUITY	$78,297	$67,219	$576,786	$132,291	$141,444	$329,787

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of December 31, 2020 (audited)

	Series #92CC1	Series #89FT1	Series #80PN1	Series #89FG2	Series #88LL1	Series #03SS1	Consolidated
Assets
Current Assets
Cash and Cash Equivalents	$2,412	$1,714	$3,662	$3,288	$5,489	$23,641	$133,487
Pre-paid Insurance	-	-	-	-	-	-	4
Total Current Assets	2,412	1,714	3,662	3,288	5,489	23,641	133,491

Collectible Automobiles - Deposits	-	-	-	-	-	-	11,000
Collectible Automobiles - Owned	46,188	175,136	47,388	119,562	277,811	-	7,283,391
TOTAL ASSETS	$48,600	$176,850	$51,050	$122,850	$283,300	$23,641	$7,427,882

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$-	-	$-	$-	$-	$-	$-
Income Taxes Payable	-	-	-	-	-	18,373	18,373
Insurance Payable	7	26	7	18	41	-	1,280
Due to the Manager or its Affiliates	-	-	-	-	-	-	408,509
Total Liabilities	7	26	7	18	41	18,373	428,162
Members' Equity
Membership Contributions	48,600	176,850	47,020	123,550	283,775	-	6,995,378
Capital Contribution for Operating Expense	3,723	5,236	3,569	3,681	4,881	-	518,237
Capital Contribution for loss at Offering close	-	400	4,030	-	-	-	44,272
Distribution to RSE Collection	-	(400)	-	(700)	(475)	-	-
Retained Earnings / (Accumulated Deficit)	(3,729)	(5,261)	(3,576)	(3,698)	(4,922)	5,268	(558,167)
Members' Equity	48,593	176,825	51,043	122,833	283,259	5,268	6,999,720
TOTAL LIABILITIES AND MEMBERS' EQUITY	$48,600	$176,850	$51,050	$122,850	$283,300	$23,641	$7,427,882

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC
Consolidated Statements of Operations

Six-Months Ended June 30, 2021 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1	Series #89PS1
Operating Expenses
Storage	$1,203	$1,203	$1,203	$1,203	$1,203	$1,203
Transportation	-	-	-	-	-	-
Insurance	65	110	81	258	72	102
Professional Fees	600	600	600	600	600	600
Marketing Expense	-	-	-	-	-	-
Total Operating Expenses	1,868	1,913	1,884	2,061	1,875	1,905
Operating Loss	(1,868)	(1,913)	(1,884)	(2,061)	(1,875)	(1,905)
Other Expenses
Interest Expense and Financing Fees	-	-	-	210	-	150
Other Income / (Loss)
Gain (Loss) on Sale	-	-	-	-	-	-
Loss on Disposal of Asset	-	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,868)	(1,913)	(1,884)	(2,271)	(1,875)	(2,055)
Provision for Income Taxes	-	-	-	-	-	-
Net Income / (Loss)	$(1,868)	$(1,913)	$(1,884)	$(2,271)	$(1,875)	$(2,055)

Basic and Diluted (Loss) per Membership Interest	$(0.93)	$(0.96)	$(0.94)	$(1.14)	$(0.94)	$(1.03)
Weighted Average Membership Interests	2000	2000	2000	2000	2000	2000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC
Consolidated Statements of Operations

Six-Months Ended June 30, 2021 (unaudited)

	Series #90FM1	Series #83FB1	Series #98DV1	Series #06FS1	Series #93XJ1	Series #02AX1
Operating Expenses
Storage	$1,203	$1,203	$1,203	$-	$-	$1,203
Transportation	-	-	-	-	-	-
Insurance	9	210	76	-	293	64
Professional Fees	600	600	600	-	600	600
Marketing Expense	-	-	-	-	-	-
Total Operating Expenses	1,812	2,013	1,879	-	893	1,867
Operating Loss	(1,812)	(2,013)	(1,879)	-	(893)	(1,867)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-	-
Other Income / (Loss)
Gain (Loss) on Sale	-	-	-	-	-	-
Loss on Disposal of Asset	-	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,812)	(2,013)	(1,879)	-	(893)	(1,867)
Provision for Income Taxes	-	-	-	-	-	-
Net Income / (Loss)	$(1,812)	$(2,013)	$(1,879)	$-	$(893)	$(1,867)

Basic and Diluted (Loss) per Membership Interest	$(0.91)	$(0.40)	$(0.94)	$-	$(0.18)	$(0.93)
Weighted Average Membership Interests	2000	5000	2000	-	5000	2000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC
Consolidated Statements of Operations

Six-Months Ended June 30, 2021 (unaudited)

	Series #99LE1	Series #91MV1	Series #92LD1	Series #94DV1	Series #00FM1	Series #72MC1
Operating Expenses
Storage	$1,203	$1,203	$1,203	$1,203	$-	$1,203
Transportation	-	-	-	-	-	-
Insurance	40	22	93	33	-	73
Professional Fees	600	600	600	600	-	600
Marketing Expense	-	-	-	-	-	-
Total Operating Expenses	1,843	1,825	1,896	1,836	-	1,876
Operating Loss	(1,843)	(1,825)	(1,896)	(1,836)	-	(1,876)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-	-
Other Income / (Loss)
Gain (Loss) on Sale	-	-	-	-	-	-
Loss on Disposal of Asset	-	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,843)	(1,825)	(1,896)	(1,836)	-	(1,876)
Provision for Income Taxes	-	-	-	-	-	-
Net Income / (Loss)	$(1,843)	$(1,825)	$(1,896)	$(1,836)	$-	$(1,876)

Basic and Diluted (Loss) per Membership Interest	$(0.92)	$(0.91)	$(0.63)	$(0.92)	$-	$(0.94)
Weighted Average Membership Interests	2000	2000	3000	2000	-	2000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC
Consolidated Statements of Operations

Six-Months Ended June 30, 2021 (unaudited)

	Series #06FG1	Series #11BM1	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1
Operating Expenses
Storage	$1,090	$1,203	$1,203	$1,203	$1,203	$1,203
Transportation	-	-	-	-	-	-
Insurance	197	50	388	118	86	76
Professional Fees	527	600	600	600	600	600
Marketing Expense	-	-	-	-	-	-
Total Operating Expenses	1,814	1,853	2,191	1,921	1,889	1,879
Operating Loss	(1,814)	(1,853)	(2,191)	(1,921)	(1,889)	(1,879)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-	-
Other Income / (Loss)
Gain (Loss) on Sale	55,714	-	-	-	-	-
Loss on Disposal of Asset	-	-	-	-	-	-
Income / (Loss) Before Income Taxes	53,900	(1,853)	(2,191)	(1,921)	(1,889)	(1,879)
Provision for Income Taxes	9,635	-	-	-	-	-
Net Income / (Loss)	$44,265	$(1,853)	$(2,191)	$(1,921)	$(1,889)	$(1,879)

Basic and Diluted (Loss) per Membership Interest	$8.85	$(0.93)	$(0.44)	$(0.64)	$(0.63)	$(0.94)
Weighted Average Membership Interests	5000	2000	5000	3000	3000	2000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC
Consolidated Statements of Operations

Six-Months Ended June 30, 2021 (unaudited)

	Series #76PT1	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1
Operating Expenses
Storage	$1,203	$1,203	$1,203	$1,203	$1,203	$1,203
Transportation	-	-	-	-	-	-
Insurance	114	48	108	83	14	149
Professional Fees	600	600	600	600	600	600
Marketing Expense	-	-	-	-	-	-
Total Operating Expenses	1,917	1,851	1,911	1,886	1,817	1,952
Operating Loss	(1,917)	(1,851)	(1,911)	(1,886)	(1,817)	(1,952)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-	-
Other Income / (Loss)
Gain (Loss) on Sale	-	-	-	-	-	-
Loss on Disposal of Asset	-	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,917)	(1,851)	(1,911)	(1,886)	(1,817)	(1,952)
Provision for Income Taxes	-	-	-	-	-	-
Net Income / (Loss)	$(1,917)	$(1,851)	$(1,911)	$(1,886)	$(1,817)	$(1,952)

Basic and Diluted (Loss) per Membership Interest	$(0.64)	$(0.62)	$(0.96)	$(0.94)	$(0.36)	$(0.65)
Weighted Average Membership Interests	3000	3000	2000	2000	5000	3000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC
Consolidated Statements of Operations

Six-Months Ended June 30, 2021 (unaudited)

	Series #65FM1	Series #88PT1	Series #94LD1	Series #99SS1	Series #94FS1	Series #61MG1
Operating Expenses
Storage	$1,203	$1,203	$1,203	$1,203	$1,203	$1,203
Transportation	-	-	-	-	-	-
Insurance	48	39	363	81	86	207
Professional Fees	600	600	600	600	600	600
Marketing Expense	-	-	-	-	-	-
Total Operating Expenses	1,851	1,842	2,166	1,884	1,889	2,010
Operating Loss	(1,851)	(1,842)	(2,166)	(1,884)	(1,889)	(2,010)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-	-
Other Income / (Loss)
Gain (Loss) on Sale	-	-	-	-	-	-
Loss on Disposal of Asset	-	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,851)	(1,842)	(2,166)	(1,884)	(1,889)	(2,010)
Provision for Income Taxes	-	-	-	-	-	-
Net Income / (Loss)	$(1,851)	$(1,842)	$(2,166)	$(1,884)	$(1,889)	$(2,010)

Basic and Diluted (Loss) per Membership Interest	$(0.93)	$(0.84)	$(0.43)	$(1.88)	$(0.94)	$(0.40)
Weighted Average Membership Interests	2000	2200	5000	1000	2000	5000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC
Consolidated Statements of Operations

Six-Months Ended June 30, 2021 (unaudited)

	Series #92CC1	Series #89FT1	Series #80PN1	Series #89FG2	Series #88LL1	Series #03SS1	Consolidated
Operating Expenses
Storage	$1,203	$1,203	$1,203	$1,203	$1,203	$-	$48,009
Transportation	-	-	-	-	-	-	-
Insurance	29	110	29	75	175	-	6,376
Professional Fees	600	600	600	600	600	-	23,927
Marketing Expense	-	-	-	-	-	-	-
Total Operating Expenses	1,832	1,913	1,832	1,878	1,978	-	78,312
Operating Loss	(1,832)	(1,913)	(1,832)	(1,878)	(1,978)	-	(78,312)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-	-	630
Other Income / (Loss)
Gain (Loss) on Sale	-	-	-	-	-	-	55,714
Loss on Disposal of Asset	-	-	-	-	-	-	(11,529)
Income / (Loss) Before Income Taxes	(1,832)	(1,913)	(1,832)	(1,878)	(1,978)	-	(34,757)
Provision for Income Taxes	-	-	-	-	-	-	9,635
Net Income / (Loss)	$(1,832)	$(1,913)	$(1,832)	$(1,878)	$(1,978)	$-	$(44,392)

Basic and Diluted (Loss) per Membership Interest	$(0.92)	$(0.48)	$(0.37)	$(1.10)	$(0.99)	$-
Weighted Average Membership Interests	2000	4000	5000	1700	2000	-

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1
Operating Expenses
Storage	$896	$896	$896	$896	$896
Transportation	-	-	-	-	-
Insurance	153	220	188	569	149
Professional Fees	600	600	600	600	600
Marketing Expense	-	-	-	-	-
Total Operating Expenses	1,649	1,716	1,684	2,065	1,645
Operating Loss	(1,649)	(1,716)	(1,684)	(2,065)	(1,645)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Other Income / (Loss)
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Loss on Impairment	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,649)	(1,716)	(1,684)	(2,065)	(1,645)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(1,649)	$(1,716)	$(1,684)	$(2,065)	$(1,645)

Basic and Diluted (Loss) per Membership Interest	($0.82)	($0.86)	($0.84)	($1.03)	($0.82)
Weighted Average Membership Interest	2,000	2,000	2,000	2,000	2,000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #89PS1	Series #90FM1	Series #83FB1	Series #98DV1	Series #06FS1
Operating Expenses
Storage	$896	$896	$896	$896	$-
Transportation	-	-	-	-	-
Insurance	217	22	435	160	-
Professional Fees	600	600	600	600	-
Marketing Expense	-	-	-	-	-
Total Operating Expenses	1,713	1,518	1,931	1,656	-
Operating Loss	(1,713)	(1,518)	(1,931)	(1,656)	-
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Other Income / (Loss)
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Loss on Impairment	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,713)	(1,518)	(1,931)	(1,656)	-
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(1,713)	$(1,518)	$(1,931)	$(1,656)	$-

Basic and Diluted (Loss) per Membership Interest	($0.86)	($0.76)	($0.39)	($0.83)	-
Weighted Average Membership Interest	2,000	2,000	5,000	2,000	-

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #93XJ1	Series #02AX1	Series #99LE1	Series #91MV1	Series #92LD1
Operating Expenses
Storage	$-	$896	$896	$896	$896
Transportation	-	-	-	-	-
Insurance	571	133	84	46	199
Professional Fees	600	600	600	600	600
Marketing Expense	-	-	-	-	-
Total Operating Expenses	1,171	1,629	1,580	1,542	1,695
Operating Loss	(1,171)	(1,629)	(1,580)	(1,542)	(1,695)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Other Income / (Loss)
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Loss on Impairment	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,171)	(1,629)	(1,580)	(1,542)	(1,695)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(1,171)	$(1,629)	$(1,580)	$(1,542)	$(1,695)

Basic and Diluted (Loss) per Membership Interest	($0.23)	($0.81)	($0.79)	($0.77)	($0.57)
Weighted Average Membership Interest	5,000	2,000	2,000	2,000	3,000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #94DV1	Series #00FM1	Series #72MC1	Series #06FG1	Series #11BM1
Operating Expenses
Storage	$896	$-	$896	$896	$896
Transportation	-	-	-	-	-
Insurance	71	-	153	403	104
Professional Fees	600	-	600	600	600
Marketing Expense	-	-	-	-	-
Total Operating Expenses	1,567	-	1,649	1,899	1,600
Operating Loss	(1,567)	-	(1,649)	(1,899)	(1,600)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Other Income / (Loss)
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Loss on Impairment	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,567)	-	(1,649)	(1,899)	(1,600)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(1,567)	$-	$(1,649)	$(1,899)	$(1,600)

Basic and Diluted (Loss) per Membership Interest	($0.78)	-	($0.82)	($0.38)	($0.80)
Weighted Average Membership Interest	2,000	-	2,000	5,000	2,000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1	Series #76PT1
Operating Expenses
Storage	$896	$897	$896	$896	$896
Transportation	-	-	-	-	-
Insurance	832	243	177	154	230
Professional Fees	600	600	600	600	600
Marketing Expense	-	-	-	-	-
Total Operating Expenses	2,328	1,740	1,673	1,650	1,726
Operating Loss	(2,328)	(1,740)	(1,673)	(1,650)	(1,726)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Other Income / (Loss)
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Loss on Impairment	-	-	-	-	-
Income / (Loss) Before Income Taxes	(2,328)	(1,740)	(1,673)	(1,650)	(1,726)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(2,328)	$(1,740)	$(1,673)	$(1,650)	$(1,726)

Basic and Diluted (Loss) per Membership Interest	($0.47)	($0.58)	($0.56)	($0.83)	($0.58)
Weighted Average Membership Interest	5,000	3,000	3,000	2,000	3,000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1
Operating Expenses
Storage	$896	$897	$896	$754	$896
Transportation	-	-	-	-	-
Insurance	102	218	183	29	322
Professional Fees	600	600	600	600	600
Marketing Expense	-	-	-	-	-
Total Operating Expenses	1,598	1,715	1,679	1,383	1,818
Operating Loss	(1,598)	(1,715)	(1,679)	(1,383)	(1,818)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Other Income / (Loss)
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Loss on Impairment	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,598)	(1,715)	(1,679)	(1,383)	(1,818)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(1,598)	$(1,715)	$(1,679)	$(1,383)	$(1,818)

Basic and Diluted (Loss) per Membership Interest	($0.53)	($0.86)	($0.84)	($0.28)	($0.61)
Weighted Average Membership Interest	3,000	2,000	2,000	5,000	3,000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #65FM1	Series #88PT1	Series #94LD1	Series #99SS1	Series #94FS1
Operating Expenses
Storage	$897	$896	$896	$896	$896
Transportation	-	-	-	-	-
Insurance	96	82	732	163	174
Professional Fees	600	600	600	600	600
Marketing Expense	-	-	-	-	-
Total Operating Expenses	1,593	1,578	2,228	1,659	1,670
Operating Loss	(1,593)	(1,578)	(2,228)	(1,659)	(1,670)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-
Other Income / (Loss)
Gain on Sale	-	-	-	-	-
Loss on Sale	-	-	-	-	-
Loss on Impairment	-	-	-	-	-
Income / (Loss) Before Income Taxes	(1,593)	(1,578)	(2,228)	(1,659)	(1,670)
Provision for Income Taxes	-	-	-	-	-
Net Income / (Loss)	$(1,593)	$(1,578)	$(2,228)	$(1,659)	$(1,670)

Basic and Diluted (Loss) per Membership Interest	($0.80)	($0.72)	($0.45)	($1.66)	($0.84)
Weighted Average Membership Interest	2,000	2,200	5,000	1,000	2,000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2020 (unaudited)

	Series #61MG1	Series #92CC1	Series #89FT1	Series #80PN1	Series #89FG2	Series #88LL1	Consolidated
Operating Expenses
Storage	$897	$896	$896	$896	$897	$896	$37,350
Transportation	-	-	-	-	-	-	1,100
Insurance	417	58	222	60	157	353	12,469
Professional Fees	600	600	600	600	600	600	24,000
Marketing Expense	-	-	-	-	-	-	500
Total Operating Expenses	1,914	1,554	1,718	1,556	1,654	1,849	75,419
Operating Loss	(1,914)	(1,554)	(1,718)	(1,556)	(1,654)	(1,849)	(75,419)
Other Expenses
Interest Expense and Financing Fees	-	-	-	-	-	-	90
Other Income / (Loss)
Gain on Sale	-	-	-	-	-	-	-
Loss on Sale	-	-	-	-	-	-	(27,766)
Loss on Impairment	-	-	-	-	-	-	(75,000)
Income / (Loss) Before Income Taxes	(1,914)	(1,554)	(1,718)	(1,556)	(1,654)	(1,849)	(178,275)
Provision for Income Taxes	-	-	-	-	-	-	-
Net Income / (Loss)	$(1,914)	$(1,554)	$(1,718)	$(1,556)	$(1,654)	$(1,849)	$(178,275)

Basic and Diluted (Loss) per Membership Interest	($0.38)	($0.78)	($0.43)	($0.31)	($0.97)	($0.92)
Weighted Average Membership Interest	5,000	2,000	4,000	5,000	1,700	2,000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2021 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1	Series #89PS1
Balance January 1, 2021	$110,400	$175,800	$132,363	$410,540	$115,524	$161,247
Membership Contributions and (Distributions)	-	-	-	-	-	-
Capital Contribution	1,927	2,013	1,958	2,294	1,940	1,997
Distribution to RSE Collection	-	-	-	-	-	-
Distribution to Series	-	-	-	-	-	-
Net Income/(Loss)	(1,868)	(1,913)	(1,884)	(2,271)	(1,875)	(2,055)
Balance June 30, 2021	$110,459	$175,900	$132,437	$410,563	$115,589	$161,189

	Series #90FM1	Series #83FB1	Series #98DV1	Series #06FS1	Series #93XJ1	Series #02AX1
Balance January 1, 2021	$15,269	$335,242	$125,026	$-	$490,003	$103,756
Membership Contributions and (Distributions)	-	-	-	-	-	-
Capital Contribution	1,820	2,204	1,948	-	1,158	1,925
Distribution to RSE Collection	-	-	-	-	-	-
Distribution to Series	-	-	-	-	-	-
Net Income/(Loss)	(1,812)	(2,013)	(1,879)	-	(893)	(1,867)
Balance June 30, 2021	$15,277	$335,433	$125,095	$-	$490,268	$103,814

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2021 (unaudited)

	Series #99LE1	Series #91MV1	Series #92LD1	Series #94DV1	Series #00FM1	Series #72MC1
Balance January 1, 2021	$66,247	$36,416	$159,734	$54,763	$-	$120,534
Membership Contributions and (Distributions)	-	-	-	-	-	-
Capital Contribution	1,879	1,845	1,980	1,866	-	1,943
Distribution to RSE Collection	-	-	-	-	-	-
Distribution to Series	-	-	-	-	-	-
Net Income/(Loss)	(1,843)	(1,825)	(1,896)	(1,836)	-	(1,876)
Balance June 30, 2021	$66,283	$36,436	$159,818	$54,793	$-	$120,601

	Series #06FG1	Series #11BM1	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1
Balance January 1, 2021	$311,740	$81,774	$615,853	$189,274	$138,445	$122,267
Membership Contributions and (Distributions)	(357,700)	-	-	-	-	-
Capital Contribution	1,695	1,898	2,542	2,027	1,967	1,948
Distribution to RSE Collection	-	-	-	-	-	-
Distribution to Series	-	-	-	-	-	-
Net Income/(Loss)	44,265	(1,853)	(2,191)	(1,921)	(1,889)	(1,879)
Balance June 30, 2021	$-	$81,819	$616,204	$189,380	$138,523	$122,336

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2021 (unaudited)

	Series #76PT1	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1
Balance January 1, 2021	$184,775	$78,541	$173,961	$134,167	$24,983	$238,251
Membership Contributions and (Distributions)	-	-	-	-	-	-
Capital Contribution	2,020	1,894	2,009	1,961	1,829	2,088
Distribution to RSE Collection	-	-	-	-	-	-
Distribution to Series	-	-	-	-	-	-
Net Income/(Loss)	(1,917)	(1,851)	(1,911)	(1,886)	(1,817)	(1,952)
Balance June 30, 2021	$184,878	$78,584	$174,059	$134,242	$24,995	$238,387

	Series #65FM1	Series #88PT1	Series #94LD1	Series #99SS1	Series #94FS1	Series #61MG1
Balance January 1, 2021	$78,286	$67,209	$576,702	$132,272	$141,424	$329,739
Membership Contributions and (Distributions)	-	-	-	-	-	-
Capital Contribution	1,895	1,879	2,495	1,957	1,967	2,197
Distribution to RSE Collection	-	-	-	-	-	-
Distribution to Series	-	-	-	-	-	-
Net Income/(Loss)	(1,851)	(1,842)	(2,166)	(1,884)	(1,889)	(2,010)
Balance June 30, 2021	$78,330	$67,246	$577,031	$132,345	$141,502	$329,926

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2021 (unaudited)

	Series #92CC1	Series #89FT1	Series #80PN1	Series #89FG2	Series #88LL1	Series #03SS1	Consolidated
Balance January 1, 2021	$48,593	$176,825	$51,043	$122,833	$283,259	$5,268	$6,999,720
Membership Contributions and (Distributions)	-	-	-	-	-	-	(357,700)
Capital Contribution	1,858	2,012	1,858	1,946	2,137	-	94,107
Distribution to RSE Collection	-	-	-	-	-	-	-
Distribution to Series	-	-	-	-	-	-	-
Net Income/(Loss)	(1,832)	(1,913)	(1,832)	(1,878)	(1,978)	-	(44,392)
Balance June 30, 2021	$48,619	$176,924	$51,069	$122,901	$283,418	$5,268	$6,691,735

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2020 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1
Balance January 1, 2020	$110,040	$175,477	$132,023	$410,506	$115,157
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	2,055	2,117	2,082	2,282	2,063
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income / (Loss)	(1,649)	(1,716)	(1,684)	(2,065)	(1,645)
Balance June 30, 2020	$110,446	$175,878	$132,421	$410,723	$115,575

	Series #89PS1	Series #90FM1	Series #83FB1	Series #98DV1	Series #06FS
Balance January 1, 2020	$161,098	$14,982	$335,084	$124,667	$-
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	1,935	1,811	2,238	2,070	-
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income / (Loss)	(1,713)	(1,518)	(1,931)	(1,656)	-
Balance June 30, 2020	$161,320	$15,275	$335,391	$125,081	$-

	Series #93XJ1	Series #02AX1	Series #99LE1	Series #91MV1	Series #92LD1
Balance January 1, 2020	$490,570	$103,376	$65,827	$35,968	$159,569
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	812	2,054	2,028	2,005	1,926
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income / (Loss)	(1,171)	(1,629)	(1,580)	(1,542)	(1,695)
Balance June 30, 2020	$490,211	$103,801	$66,275	$36,431	$159,800

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2020 (unaudited)

	Series #94DV1	Series #00FM1	Series #72MC1	Series #06FG1	Series #11BM1
Balance January 1, 2020	$54,487	$-	$120,244	$311,594	$81,482
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	1,867	-	1,991	2,185	1,928
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income / (Loss)	(1,567)	-	(1,649)	(1,899)	(1,600)
Balance June 30, 2020	$54,787	$-	$120,586	$311,880	$81,810

	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1	Series #76PT1
Balance January 1, 2020	$616,134	$189,138	$138,264	$122,070	$184,508
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	2,322	1,959	1,915	1,901	2,073
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income / (Loss)	(2,328)	(1,740)	(1,673)	(1,650)	(1,726)
Balance June 30, 2020	$616,128	$189,357	$138,506	$122,321	$184,855

	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1
Balance January 1, 2020	$78,226	$173,519	$133,866	$24,676	$237,975
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	1,947	2,234	2,039	1,700	2,200
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income / (Loss)	(1,598)	(1,715)	(1,679)	(1,383)	(1,818)
Balance June 30, 2020	$78,575	$174,038	$134,226	$24,993	$238,357

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2020 (unaudited)

	Series #65FM1	Series #88PT1	Series #94LD1	Series #99SS1	Series #94FS1
Balance January 1, 2020	$78,003	$66,896	$576,509	$131,829	$141,178
Membership Contributions and (Distributions)	-	-	-	-	-
Capital Contribution	1,910	1,919	2,679	2,159	1,977
Distribution to RSE Collection	-	-	-	-	-
Distribution to Series	-	-	-	-	-
Net Income / (Loss)	(1,593)	(1,578)	(2,228)	(1,659)	(1,670)
Balance June 30, 2020	$78,320	$67,237	$576,960	$132,329	$141,485

	Series #61MG1	Series #92CC1	Series #89FT1	Series #80PN1	Series #89FG2	Series #88LL1	Consolidated
Balance January 1, 2020	$329,400	$48,308	$176,358	$50,775	$122,625	$283,271	$6,974,023
Membership Contributions and (Distributions)	-	-	-	-	-	-	-
Capital Contribution	2,400	1,860	2,263	1,845	1,915	1,962	200,860
Distribution to RSE Collection	-	-	-	-	-	-	-
Distribution to Series	-	-	-	-	-	-	-
Net Income / (Loss)	(1,914)	(1,554)	(1,718)	(1,556)	(1,654)	(1,849)	(178,275)
Balance June 30, 2020	$329,886	$48,614	$176,903	$51,064	$122,886	$283,384	$6,996,608

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2021 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1	Series #89PS1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,868)	$(1,913)	$(1,884)	$(2,271)	$(1,875)	$(2,055)
Adjustments to reconcile net income / (loss) to net cash (used in) provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,927	2,013	1,958	2,293	1,939	1,997
(Gain) / Loss on sale of Asset	-	-	-	-	-	-
Loss on Disposal of Asset	-	-	-	-	-	-
Prepaid Insurance	(44)	(74)	(55)	(173)	(47)	(69)
Insurance Payable	(15)	(26)	(19)	(60)	(17)	(24)
Income Taxes Payable	-	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-	-
Accounts Payable	-	-	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	-	(211)	-	(151)

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-	-
Proceeds from Sale of Asset	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-	-
Proceeds on borrowings from Manager and affiliates, net of repayments	-	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-	-
Distributions	-	-	-	-	-	-
Net cash provided by / (used in) financing activities	-	-	-	-	-	-

Net change in cash	-	-	-	(211)	-	(151)
Cash beginning of period	4,149	-	-	2,214	1,000	1,271
Cash end of period	$4,149	$-	$-	$2,003	$1,000	$1,120

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2021 (unaudited)

	Series #90FM1	Series #83FB1	Series #98DV1	Series #06FS1	Series #93XJ1	Series #02AX1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,812)	$(2,013)	$(1,879)	$-	$(893)	$(1,867)
Adjustments to reconcile net income / (loss) to net cash (used in) provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,820	2,204	1,948	-	1,158	1,924
(Gain) / Loss on sale of Asset	-	-	-	-	-	-
Loss on Disposal of Asset	-	-	-	-	-	-
Prepaid Insurance	(6)	(142)	(51)	-	(197)	(42)
Insurance Payable	(2)	(49)	(18)	-	(68)	(15)
Income Taxes Payable	-	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-	-
Accounts Payable	-	-	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	-	-	-	-

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-	-
Proceeds from Sale of Asset	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-	-
Proceeds on borrowings from Manager and affiliates, net of repayments	-	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-	-
Distributions	-	-	-	-	-	-
Net cash provided by / (used in) financing activities	-	-	-	-	-	-

Net change in cash	-	-	-	-	-	-
Cash beginning of period	485	2,485	2,500	-	1,485	1,985
Cash end of period	$485	$2,485	$2,500	$-	$1,485	$1,985

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2021 (unaudited)

	Series #99LE1	Series #91MV1	Series #92LD1	Series #94DV1	Series #00FM1	Series #72MC1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,843)	$(1,825)	$(1,896)	$(1,836)	$-	$(1,876)
Adjustments to reconcile net income / (loss) to net cash (used in) provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,878	1,844	1,980	1,866	-	1,943
(Gain) / Loss on sale of Asset	-	-	-	-	-	-
Loss on Disposal of Asset	-	-	-	-	-	-
Prepaid Insurance	(26)	(14)	(62)	(23)	-	(49)
Insurance Payable	(9)	(5)	(22)	(8)	-	(17)
Income Taxes Payable	-	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-	-
Accounts Payable	-	-	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	-	(1)	-	1

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-	-
Proceeds from Sale of Asset	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-	-
Proceeds on borrowings from Manager and affiliates, net of repayments	-	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-	-
Distributions	-	-	-	-	-	-
Net cash provided by / (used in) financing activities	-	-	-	-	-	-

Net change in cash	-	-	-	(1)	-	1
Cash beginning of period	1,985	984	1,853	1,984	-	4,989
Cash end of period	$1,985	$984	$1,853	$1,983	-	$4,990

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2021 (unaudited)

	Series #06FG1	Series #11BM1	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1
Cash Flows from Operating Activities:
Net (Loss) / Income	$44,265	$(1,853)	$(2,191)	$(1,921)	$(1,889)	$(1,879)
Adjustments to reconcile net income / (loss) to net cash (used in) provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,694	1,898	2,542	2,027	1,967	1,948
(Gain) / Loss on sale of Asset	(55,714)	-	-	-	-	-
Loss on Disposal of Asset	-	-	-	-	-	-
Prepaid Insurance	-	(34)	(262)	(79)	(58)	(51)
Insurance Payable	(45)	(12)	(90)	(27)	(20)	(18)
Income Taxes Payable	9,635	-	-	-	-	-
Due to the Manager or its Affiliates	165	-	-	-	-	-
Accounts Payable	-	-	-	-	-	-
Net cash (used in) / provided by operating activities	-	(1)	(1)	-	-	-

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-	-
Proceeds from Sale of Asset	365,000	-	-	-	-	-
Net cash used in investing activities	365,000	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-	-
Proceeds on borrowings from Manager and affiliates, net of repayments	-	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-	-
Distributions	(357,700)	-	-	-	-	-
Net cash provided by / (used in) financing activities	(357,700)	-	-	-	-	-

Net change in cash	7,300	(1)	(1)	-	-	-
Cash beginning of period	2,500	2,000	3,504	3,000	2,000	1,999
Cash end of period	$9,800	$1,999	$3,503	$3,000	$2,000	$1,999

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2021 (unaudited)

	Series #76PT1	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,917)	$(1,851)	$(1,911)	$(1,886)	$(1,817)	$(1,952)
Adjustments to reconcile net income / (loss) to net cash (used in) provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	2,020	1,894	2,009	1,961	1,829	2,088
(Gain) / Loss on sale of Asset	-	-	-	-	-	-
Loss on Disposal of Asset	-	-	-	-	-	-
Prepaid Insurance	(77)	(32)	(73)	(56)	(9)	(101)
Insurance Payable	(26)	(11)	(25)	(19)	(3)	(35)
Income Taxes Payable	-	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-	-
Accounts Payable	-	-	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	-	-	-	-

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-	-
Proceeds from Sale of Asset	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-	-
Proceeds on borrowings from Manager and affiliates, net of repayments	-	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-	-
Distributions	-	-	-	-	-	-
Net cash provided by / (used in) financing activities	-	-	-	-	-	-

Net change in cash	-	-	-	-	-	-
Cash beginning of period	1,999	2,649	3,700	3,050	1,799	2,898
Cash end of period	$1,999	$2,649	$3,700	$3,050	$1,799	$2,898

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2021 (unaudited)

	Series #65FM1	Series #88PT1	Series #94LD1	Series #99SS1	Series #94FS1	Series #61MG1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,851)	$(1,842)	$(2,166)	$(1,884)	$(1,889)	$(2,010)
Adjustments to reconcile net income / (loss) to net cash (used in) provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,895	1,878	2,494	1,956	1,967	2,197
(Gain) / Loss on sale of Asset	-	-	-	-	-	-
Loss on Disposal of Asset	-	-	-	-	-	-
Prepaid Insurance	(32)	(27)	(244)	(53)	(58)	(139)
Insurance Payable	(11)	(9)	(84)	(19)	(20)	(48)
Income Taxes Payable	-	-	-	-	-	-
Due to the Manager or its Affiliates	-	-	-	-	-	-
Accounts Payable	-	-	-	-	-	-
Net cash (used in) / provided by operating activities	1	-	-	-	-	-

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-	-
Proceeds from Sale of Asset	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-	-
Proceeds on borrowings from Manager and affiliates, net of repayments	-	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-	-
Distributions	-	-	-	-	-	-
Net cash provided by / (used in) financing activities	-	-	-	-	-	-

Net change in cash	1	-	-	-	-	-
Cash beginning of period	2,300	4,148	4,550	3,064	2,962	4,197
Cash end of period	$2,301	$4,148	$4,550	$3,064	$2,962	$4,197

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2021 (unaudited)

	Series #92CC1	Series #89FT1	Series #80PN1	Series #89FG2	Series #88LL1	Series #03SS1	Consolidated
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,832)	$(1,913)	$(1,832)	$(1,878)	$(1,978)	$-	$(44,392)
Adjustments to reconcile net income / (loss) to net cash (used in) provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,857	2,012	1,858	1,946	2,137	-	82,272
(Gain) / Loss on sale of Asset	-	-	-	-	-	-	(55,714)
Loss on Disposal of Asset	-	-	-	-	-	-	11,529
Prepaid Insurance	(18)	(73)	(20)	(50)	(118)	-	(2,933)
Insurance Payable	(7)	(26)	(7)	(18)	(41)	-	(1,194)
Income Taxes Payable	-	-	-	-	-	-	9,635
Due to the Manager or its Affiliates	-	-	-	-	-	-	165
Accounts Payable	-	-	-	-	-	-	-
Net cash (used in) / provided by operating activities	-	-	(1)	-	-	-	(632)

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-	-	-
Proceeds from Sale of Asset	-	-	-	-	-	-	365,000
Net cash used in investing activities	-	-	-	-	-	-	365,000

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-	-	-
Proceeds on borrowings from Manager and affiliates, net of repayments	-	-	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-	-	-
Distributions	-	-	-	-	-	-	(357,700)
Net cash provided by / (used in) financing activities	-	-	-	-	-	-	(357,700)

Net change in cash	-	-	(1)	-	-	-	6,668
Cash beginning of period	2,412	1,714	3,662	3,288	5,489	23,641	133,487
Cash end of period	$2,412	$1,714	$3,661	$3,288	$5,489	$23,641	$140,155

Supplemental Cash Flow Information:

    Non-cash Financing Activities:

    Capital Contribution of certain amounts due to Manager -------------------------------------------------------------------------------------------------------------------------------------------------------------

							$ 11,829

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #69BM1	Series #85FT1	Series #88LJ1	Series #55PS1	Series #95BL1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,649)	$(1,716)	$(1,684)	$(2,065)	$(1,645)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	2,055	2,117	2,082	2,283	2,063
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	89	105	101	324	79
Due to the Manager for Insurance	(16)	(27)	(20)	(63)	(18)
Income Taxes Payable	-	-	-	-	-
Accounts Payable	(479)	(479)	(479)	(479)	(479)
Net cash used in operating activities	-	-	-	-	-

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-
Repayment of investments in collectible assets upon Offering close	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the Manager and other affiliates	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	-

Net change in cash	-	-	-	-	-
Cash beginning of period	4,149	-	-	2,214	1,000
Cash end of period	$4,149	$-	$-	$2,214	$1,000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #89PS1	Series #90FM1	Series #83FB1	Series #98DV1	Series #06FS1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,713)	$(1,518)	$(1,931)	$(1,656)	$-
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,935	1,811	2,238	2,070	-
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	107	13	223	84	-
Due to the Manager for Insurance	(25)	(2)	(51)	(19)	-
Income Taxes Payable	-	-	-	-	(6,746)
Accounts Payable	(304)	(304)	(479)	(479)	-
Net cash used in operating activities	-	-	-	-	(6,746)

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-
Repayment of investments in collectible assets upon Offering close	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the Manager and other affiliates	-	-	-	-	(2,406)
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	(2,406)

Net change in cash	-	-	-	-	(9,152)
Cash beginning of period	1,271	485	2,485	2,500	9,152
Cash end of period	$1,271	$485	$2,485	$2,500	$-

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #93XJ1	Series #02AX1	Series #99LE1	Series #91MV1	Series #92LD1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,171)	$(1,629)	$(1,580)	$(1,542)	$(1,695)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	812	2,054	2,028	2,005	1,926
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	431	70	41	21	95
Due to the Manager for Insurance	(72)	(16)	(10)	(5)	(22)
Income Taxes Payable	-	-	-	-	-
Accounts Payable	-	(479)	(479)	(479)	(304)
Net cash used in operating activities	-	-	-	-	-

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-
Repayment of investments in collectible assets upon Offering close	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the Manager and other affiliates	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	-

Net change in cash	-	-	-	-	-
Cash beginning of period	1,485	1,985	1,985	984	1,853
Cash end of period	$1,485	$1,985	$1,985	$984	$1,853

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #94DV1	Series #00FM1	Series #72MC1	Series #06FG1	Series #11BM1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,567)	$-	$(1,649)	$(1,899)	$(1,600)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,867	-	1,991	2,185	1,928
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	12	-	(20)	66	(12)
Due to the Manager for Insurance	(8)	-	(18)	(48)	(12)
Income Taxes Payable	-	(2,711)	-	-	-
Accounts Payable	(304)	-	(304)	(304)	(304)
Net cash used in operating activities	-	(2,711)	-	-	-

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-
Repayment of investments in collectible assets upon Offering close	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the Manager and other affiliates	-	(1,049)	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	(1,049)	-	-	-

Net change in cash	-	(3,760)	-	-	-
Cash beginning of period	1,984	3,760	4,989	2,500	2,000
Cash end of period	$1,984	$-	$4,989	$2,500	$2,000

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #80LC1	Series #02BZ1	Series #88BM1	Series #63CC1	Series #76PT1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(2,328)	$(1,740)	$(1,673)	$(1,650)	$(1,726)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	2,322	1,959	1,915	1,901	2,073
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	405	114	83	72	(15)
Due to the Manager for Insurance	(95)	(29)	(21)	(19)	(28)
Income Taxes Payable	-	-	-	-	-
Accounts Payable	(304)	(304)	(304)	(304)	(304)
Net cash used in operating activities	-	-	-	-	-

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-
Repayment of investments in collectible assets upon Offering close	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the Manager and other affiliates	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	-

Net change in cash	-	-	-	-	-
Cash beginning of period	3,504	3,000	2,000	1,999	1,999
Cash end of period	$3,504	$3,000	$2,000	$1,999	$1,999

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #75RA1	Series #65AG1	Series #93FS1	Series #90MM1	Series #61JE1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,598)	$(1,715)	$(1,679)	$(1,383)	$(1,818)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,947	2,234	2,039	1,700	2,200
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	(22)	(15)	(36)	(7)	(42)
Due to the Manager for Insurance	(23)	(25)	(20)	(6)	(36)
Income Taxes Payable	-	-	-	-	-
Accounts Payable	(304)	(479)	(304)	(304)	(304)
Net cash used in operating activities	-	-	-	-	-

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-
Repayment of investments in collectible assets upon Offering close	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the Manager and other affiliates	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	-

Net change in cash	-	-	-	-	-
Cash beginning of period	2,649	3,700	3,050	1,799	2,898
Cash end of period	$2,649	$3,700	$3,050	$1,799	$2,898

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #65FM1	Series #88PT1	Series #94LD1	Series #99SS1	Series #94FS1
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,593)	$(1,578)	$(2,228)	$(1,659)	$(1,670)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	1,910	1,919	2,679	2,159	1,977
(Gain) / Loss on Sale of Assets	-	-	-	-	-
Loss on Impairment of Assets	-	-	-	-	-
Prepaid Insurance	(1)	(19)	117	(2)	17
Due to the Manager for Insurance	(12)	(18)	(89)	(19)	(20)
Income Taxes Payable	-	-	-	-	-
Accounts Payable	(304)	(304)	(479)	(479)	(304)
Net cash used in operating activities	-	-	-	-	-

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-
Repayment of investments in collectible assets upon Offering close	-	-	-	-	-
Investment in collectible assets	-	(291)	-	-	-
Proceeds from Sale of Assets	-	-	-	-	-
Net cash used in investing activities	-	(291)	-	-	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-
Due to the Manager and other affiliates	-	-	-	-	-
Contribution from Series to RSE Collection	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-
Net cash used in financing activities	-	-	-	-	-

Net change in cash	-	(291)	-	-	-
Cash beginning of period	2,300	4,439	4,550	3,064	2,962
Cash end of period	$2,300	$4,148	$4,550	$3,064	$2,962

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2020 (unaudited)

	Series #61MG1	Series #92CC1	Series #89FT1	Series #80PN1	Series #89FG2	Series #88LL1	Consolidated
Cash Flows from Operating Activities:
Net (Loss) / Income	$(1,914)	$(1,554)	$(1,718)	$(1,556)	$(1,654)	$(1,849)	$(178,275)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	2,400	1,860	2,263	1,845	1,915	1,962	173,095
(Gain) / Loss on Sale of Assets	-	-	-	-	-	-	27,766
Loss on Impairment of Assets	-	-	-	-	-	-	75,000
Prepaid Insurance	(99)	5	(52)	(9)	(11)	36	2,676
Due to the Manager for Insurance	(83)	(7)	(76)	(7)	(18)	(43)	(958)
Income Taxes Payable	-	-	-	-	-	-	(9,457)
Accounts Payable	(304)	(304)	(417)	(273)	(232)	(106)	(16,752)
Net cash used in operating activities	-	-	-	-	-	-	73,095

Cash flow from investing activities:
Deposits on collectible assets	-	-	-	-	-	-	-
Repayment of investments in collectible assets upon Offering close	-	-	-	-	-	-	-
Investment in collectible assets	-	-	-	-	-	(300)	(3,933)
Proceeds from Sale of Assets	-	-	-	-	-	-	498,357
Net cash used in investing activities	-	-	-	-	-	(300)	494,424

Cash flow from financing activities:
Proceeds from sale of membership interests	-	-	-	-	-	-	-
Due to the Manager and other affiliates	-	-	-	-	-	-	(337,134)
Contribution from Series to RSE Collection	-	-	-	-	-	-	-
Contribution by Manager and Company to pay closing expenses	-	-	-	-	-	-	-
Distribution to RSE Collection	-	-	-	-	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-	-	-	-	(235,000)
Net cash used in financing activities	-	-	-	-	-	-	(572,134)

Net change in cash	-	-	-	-	-	(300)	(4,615)
Cash beginning of period	4,197	2,412	1,714	3,662	3,288	5,789	114,536
Cash end of period	$4,197	$2,412	$1,714	$3,662	$3,288	$5,489	$109,921

Supplemental Cash Flow Information: Non-cash Financing Activities:
Capital Contribution of certain amounts due to Manager							$27,150

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

RSE Collection, LLC (the “Company,” “RSE Collection,” “we,” “us,” or “our”) is a Delaware series limited liability company formed on August 24, 2016. The Company’s core business is the identification and acquisition of collectible automobiles, memorabilia and alcohol (“Collectible Assets” or the “Asset Class”) and the management and marketing of the collection, as selected and acquired by the Company for the benefit of investors.  The Company is managed by its managing member, RSE Collection Manager, LLC, a Delaware limited liability company (the “Manager”). The Manager is a single-member Delaware limited liability company wholly owned by Rally Holdings LLC (“Rally Holdings” or the “Asset Manager”). Rally Holdings is a single-member Delaware limited liability company wholly owned by RSE Markets, Inc., a Delaware corporation (“RSE Markets”). RSE Markets was the manager of the Company and served as the asset manager until March 26, 2021, at which point RSE Collection Manager, LLC and Rally Holdings replaced RSE Markets as Manager and Asset Manager, respectively. The Asset Manager is a technology and marketing company that operates the Rally Rd.™ platform (the “Platform”) and manages the Company, through the Manager, and the assets owned by the Company in its role as the Asset Manager of each Series.

The Company issues membership interests (the “Interests”) in a number of separate individual series (each, a “Series”) of the Company (each, an “Offering”). There will be a separate closing with respect to each Offering (each, a “Closing”). Each Series will own a unique Collectible Asset (an “Underlying Asset”) and the assets and liabilities of each Series will be separate in accordance with Delaware law. A purchaser of Interests (an “Investor”) in any Series acquires a proportional share of assets, liabilities, profits, and losses as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an Offering related to that particular Series is a single Underlying Asset (plus any cash reserves for future Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) as well as certain liabilities related to expenses pre-paid by the Asset Manager. Any individuals, dealers or auction company which owns an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential Offering or the Closing of an Offering from which proceeds are used to acquire the Underlying Asset are referred to as “Asset Sellers.” “Current Period” refers to the time period between January 1, 2021 and June 30, 2021. “Prior Period” refers to the time period between January 1, 2020 and June 30, 2020. “Prior Year” refers to the year ended December 31, 2020. The Manager has assembled a network of advisors with experience in the Asset Class (an “Advisory Board”) to assist the Manager in identifying, acquiring and managing Underlying Assets, as well as other aspects of the Platform.

All voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Underlying Asset, determining how to best commercialize the applicable Underlying Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the Operating Agreement.

OPERATING AGREEMENT

General:

In accordance with the Operating Agreement each Investor in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

Operating Expenses:

After the Closing of an Offering, each Series is responsible for its own Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses). Prior to the Closing, Operating Expenses are borne by the Manager or the Asset Manager and not reimbursed by the economic members of a particular Series. Should post-Closing Operating Expenses exceed revenues or cash reserves, the Manager or the Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series and be entitled to reimbursement of such amount from future revenues generated by the Series (the “Operating Expenses Reimbursement Obligation(s)”), on which the Manager or the Asset Manager may impose a rate of interest, and/or (c) cause additional Interests to be issued in order to cover such additional amounts, which Interests may be issued to existing or new Investors, and may include the Manager or its affiliates or the Asset Manager.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

Fees:

Sourcing Fee: The Manager expects to receive a fee, as determined by the Manager, at the Closing of each successful Offering for its services of sourcing the Underlying Assets (the “Sourcing Fee”), which may be waived by the Manager in its sole discretion.

Brokerage Fee:  For all Series, except in the case of Series #77LE1, the broker of record (the “BOR”) received a fee (the “Brokerage Fee”) of 0.75% of the cash proceeds from the Offering for facilitating the sale of securities for Offerings qualified as of March 6, 2019. In the instance of #77LE1 and all Series qualified after March 6, 2019 the Brokerage Fee is equal to 1.0% of the gross proceeds of each Offering.

Custody Fee: In respect to current Offerings, the custodian of Interests (the “Custodian”), holding custody of the securities upon issuance, will receive a fee of 0.75% on Interests sold in an Offering (the “Custody Fee”). In the case of the offerings for the Series #77LE1, Series #69BM1, Series #85FT1, Series #88LJ1 and Series #55PS1, no custody agreement was yet in place and as such, no Custody Fee was paid. Should a Custody Fee become applicable for the Interests in these Series in future, the Manager will pay and not be reimbursed for such Custody Fee. For all other current offerings, the Custody Fee is paid from the proceeds of each offering.

Free Cash Flow Distributions:

At the discretion of the Manager, a Series may make distributions of Free Cash Flow (as described in Note F – Free Cash Flow Distributions and Management Fees) to both the holders of economic Interests in the form of a dividend and the Manager in the form of a Management Fee (as described in Note F – Free Cash Flow Distributions and Management Fees).

In the case that Free Cash Flow (as described in Note F – Free Cash Flow Distributions and Management Fees) is available and such distributions are made, at the sole discretion of the Manager, the Investors will receive no less than 50% of Free Cash Flow and the Manager will receive up to 50% of Free Cash Flow in the form of a Management Fee (as described in Note F – Free Cash Flow Distributions and Management Fees) for management of the applicable Underlying Asset. The Management Fee is accounted for as an expense to the relevant Series rather than a distribution from Free Cash Flow.

Other:

The Manager is responsible for covering its own expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company has experienced recurring net losses and negative operating cash flows since inception and neither the Company nor any of the Series has generated revenues or profits in the Current Period or Prior Period, except for certain Underlying Assets that were sold for gains (see Note A – Description of Organization and Business Operations - Asset Dispositions).

On a total consolidated basis, the Company generated the following: Income / (Loss), Net Working Capital, and Accumulated Deficits. Additionally, each listed Series for which an Underlying Asset was owned as of the end of the Current Period and the end of the Prior Period has incurred net losses since their respective dates of acquisition and have an accumulated deficit at the end of the Current Period and at the end of the Prior Period.

Period	Income / (Loss)	Net Working Capital	Accumulated Deficit
1/1/2020 – 6/30/2020	($178,275)	($831,520)	($494,672)
1/1/2021 – 6/30/2021	($44,392)	($281,841)	($638,235)

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

All of the liabilities on the balance sheet as of the end of the Current Period are obligations to third-parties or the Manager. All of these liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future Offerings for the various Series of Interests. RSE Markets, Inc. has agreed to provide the Company and each Series the financial support sufficient to meet the Company’s and each Series’ financial needs for the twelve months following the date of this filing.

No revenue models have been developed at the Company or Series level and we do not expect either the Company or any of its Series to generate any revenues for some time. We will update the appropriate disclosure at such time as revenue models have been developed. Each Series will continue to incur Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) including, but not limited to storage, insurance, transportation and maintenance expenses, marketing expense and professional fees, on an ongoing basis.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

At the end of the Current Period and end of the Prior Year, the Company and the Series for which Closings had occurred, had the following cash balances:

Cash Balance
Applicable Series	6/30/2021	12/31/2020
#77LE1	$2,600	$2,780
#69BM1	4,149	4,149
#55PS1	2,003	2,214
#95BL1	1,000	1,000
#89PS1	1,120	1,271
#90FM1	485	485
#83FB1	2,485	2,485
#98DV1	2,500	2,500
#06FS1	-	-
#93XJ1	1,485	1,485
#02AX1	1,985	1,985
#99LE1	1,985	1,985
#91MV1	984	984
#92LD1	1,853	1,853
#94DV1	1,983	1,984
#00FM1	-	-
#72MC1	4,990	4,989
#06FG1	9,800	2,500
#11BM1	1,999	2,000
#80LC1	3,503	3,504
#02BZ1	3,000	3,000
#88BM1	2,000	2,000
#63CC1	1,999	1,999
#76PT1	1,999	1,999
#75RA1	2,649	2,649
#65AG1	3,700	3,700
#93FS1	3,050	3,050
#90MM1	1,799	1,799
#61JE1	2,898	2,898
#88PT1	4,148	4,148
#65FM1	2,301	2,300
#94LD1	4,550	4,550
#99SS1	3,064	3,064
#94FS1	2,962	2,962
#61MG1	4,197	4,197
#92CC1	2,412	2,412
#89FT1	1,714	1,714
#80PN1	3,661	3,662
#89FG2	3,288	3,288
#88LL1	5,489	5,489
#03SS1	23,641	23,641
Total Series Cash Balance	$131,430	$124,672
RSE Collection	8,725	8,815
Total Cash Balance	$140,155	$133,487

Note: Series #77LE1 Interests were issued under Rule 506(c) and, therefore, Series #77LE1 has not been broken out as a separate Series in the financial statements but is included in the table above.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

The cash on the books of the Company is reserved for funding future pre-Closing Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) or Acquisition Expenses (as described in Note B – Summary of Significant Accounting Policies – Capital Assets), as the case may be. The cash on the books of each Series is reserved for funding of post-Closing Operating Expenses; During the Current Period, the Manager has paid for certain but not all Operating Expenses related to Series that have closed Offerings and has elected not to be reimbursed. These payments made by the Manager are accounted for as capital contributions and are further described in Note B – Summary of Significant Accounting Policies – Operating Expenses.

From inception, the Company and the Series have financed their business activities through capital contributions from the Manager or its affiliates to the individual Series. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future Offerings may be used to create reserves for future Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) for individual Series, as has been the case for the majority of the Series for which Closings have occurred, listed in the table above, at the sole discretion of the Manager.

INITIAL OFFERINGS

All Series, for which a closing had occurred as of the date of the financial statements, had commenced operations, were capitalized and had assets. Additionally, various Series have liabilities. The table outlined in Note B – Summary of Significant Accounting Policies – Members’ Equity outlines all Offerings for which a Closing has occurred since the Company’s inception.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

ASSET DISPOSITIONS

During the Current Period and Prior Period, the Company received purchase offers for the Underlying Assets listed in the table below. Per the terms of the Operating Agreement, the Company, together with the Manager’s Advisory Board has evaluated the offers and has determined that it is in the interest of the Investors to sell the Underlying Asset. In certain instances the Company may decide to sell an Underlying Asset, that is on the books of the Company, but no Offering has occurred. Therefore, the Underlying Asset was not transferred to an applicable Series before sale. In these instances, the anticipated Offering for the Series related to such Underlying Asset is cancelled and no securities are sold.

Series	Underlying Asset	Date of Sale Agreement	Proceeds from Sale	Initial Purchase Price	Carrying Value	Gain on Sale / (Loss)	Corporate Level Taxes on Gain on Sale	Total Initial Offering Price / Per Interest	Total Distribution to Investors / Per Interests
#06FG1	2006 Ford GT	06/09/2021	$365,000	$309,000	$309,286	$55,714	$9,635	$320,000 / $64.00	$357,700 / $71.54

Note: Total Distribution to Interest Holders includes cash on balance sheet of Series and is net of corporate level taxes on gain on sale.

Upon disposition, the Series will be dissolved upon payment of their current corporate tax liabilities and any sales tax remittance.

The following table shows the assets that were sold during the Prior Period:

Series	Underlying Asset	Date of Sale Agreement	Proceeds from Sale	Initial Purchase Price	Carrying Value	Gain on Sale / (Loss)	Corporate Level Taxes on Gain on Sale	Total Initial Offering Price / Per Interest	Total Distribution to Investors / Per Interests
#90ME1	1990 Mercedes 190E 2.5-16 Evo II	02/03/2020	$235,000	$251,992	$262,766	($27,766)	$0

Note: At the time of the sale the Underlying Asset was still owned by RSE Collection, LLC and not by any Series.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The consolidated financial statements include the accounts of the Company and the accounts of Series #77LE1. Interests in Series #77LE1 were issued under Rule 506(c) of Regulation D and were thus not qualified under the Company’s Offering Statement on Form 1-A, as amended (the “Offering Statement”), and thus separate financial statements for Series #77LE1 are not presented.

All other Offerings that had closed as of the date of the financial statements were issued under Tier 2 of Regulation A and qualified under the Offering Statement. Separate financial statements are presented for each such Series.

2.Use of Estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events.  Accordingly, the actual results could differ significantly from our estimates.

3.Cash and Cash Equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased, or otherwise acquired, to be cash equivalents.

4.Offering Expenses:

Offering expenses (the “Offering Expenses”) related to the Offering for a specific Series consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed Offering and will generally be charged to members' equity upon the completion of the proposed Offering. Expenses that are incurred prior to the Closing of an Offering for such Series and are funded by the Manager will generally be reimbursed through the proceeds of the Offering related to the Series. However, the Manager has agreed to pay and not be reimbursed for Offering Expenses incurred with respect to the Offerings for all Series that have had a Closing as of the date of the financial statements and potentially other future Offerings.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

5.Operating Expenses:

Operating Expenses (as described below) related to a particular Underlying Asset include storage, insurance, transportation (other than the initial transportation from the Underlying Asset’s location to the Manager’s storage facility prior to the Offering, which is treated as an Acquisition Expense (as described in Note B – Summary of Significant Accounting Policies – Capital Assets), maintenance, professional fees such as annual audit and legal expenses and other Underlying Asset specific expenses as detailed in the Manager’s allocation policy, together the “Operating Expenses”.  We distinguish between pre-Closing and post-Closing Operating Expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future Offering, expenses of this nature that are incurred prior to the Closing of an Offering of Series of Interests, are funded by the Manager and are not reimbursed by the Company, the Series or economic members. Expenses in this case are treated as capital contributions from the Manager to the Company and are summarized in the table below.

Period	Pre-Closing Operating Expense Capital Contributions	Post-Closing Operating Expense Capital Contributions
1/1/2021 – 6/30/2021	$3,265	$78,650
1/1/2020 – 6/30/2020	$7,631	$80,655

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

During the Current Period and Prior Period, the Company incurred pre-Closing Operating Expenses and the following Series had closed Offerings and incurred post-Closing Operating Expenses per the table as follows:

Operating Expenses
Applicable Series	6/30/2021	6/30/2020
#77LE1	$1,847	$1,596
#69BM1	1,868	1,649
#85FT1	1,913	1,716
#88LJ1	1,884	1,684
#55PS1	2,061	2,065
#95BL1	1,875	1,645
#89PS1	1,905	1,713
#90FM1	1,812	1,518
#83FB1	2,013	1,931
#98DV1	1,879	1,656
#06FS1	-	-
#93XJ1	893	1,171
#02AX1	1,867	1,629
#99LE1	1,843	1,580
#91MV1	1,825	1,542
#92LD1	1,896	1,695
#94DV1	1,836	1,567
#00FM1	-	-
#72MC1	1,876	1,649
#06FG1	1,814	1,899
#11BM1	1,853	1,600
#80LC1	2,191	2,328
#02BZ1	1,921	1,740
#88BM1	1,889	1,673
#63CC1	1,879	1,650
#76PT1	1,917	1,726
#75RA1	1,851	1,598
#65AG1	1,911	1,715
#93FS1	1,886	1,679
#90MM1	1,817	1,383
#61JE1	1,952	1,818
#88PT1	1,842	1,578
#65FM1	1,851	1,593
#94LD1	2,166	2,228
#99SS1	1,884	1,659
#94FS1	1,889	1,670
#61MG1	2,010	1,914
#92CC1	1,832	1,554
#89FT1	1,913	1,718
#80PN1	1,832	1,556
#89FG2	1,878	1,654
#88LL1	1,978	1,849
#03SS1	-	-
RSE Collection	3,263	7,631
Total Operating Expenses	$78,312	$75,419

Note: Series #77LE1 Interests were issued under Rule 506(c) and, therefore, Series #77LE1 has not been broken out as a separate Series in the financial statements but is included in the table above.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

6.Capital Assets:

Underlying Assets are recorded at cost. The cost of the Underlying Assets includes the purchase price, including any deposits for the Underlying Asset funded by the Manager and “Acquisition Expenses,” which include transportation of the Underlying Asset to the Manager’s storage facility, pre-purchase inspection, pre-Offering refurbishment, and other costs detailed in the Manager’s allocation policy.

The Company treats Underlying Assets as collectible and therefore the Company will not depreciate or amortize the Underlying Assets going forward. The Underlying Assets are considered long-lived assets and will be subject to an annual test for impairment. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the fair value of the asset. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The following Series recorded an impairment charge in the Current Period and Prior Period.

Period	Series	Impairment of asset
1/1/2021 – 6/30/2021	-	-
1/1/2020 – 6/30/2020	#72FG2	($75,000)

The Underlying Assets are initially purchased by the Company, either prior to launching an Offering or through the exercising of a purchase option simultaneous with the Closing of an Offering for a particular Series. At Closing of an Offering for a Series of Interests the Underlying Assets, including capitalized Acquisition Expenses, are then transferred to the Series. Underlying Assets are transferred at cost and the Company receives cash from the Series from the proceeds of the Offering. The Company uses the proceeds of the transfer to pay off any debt or amounts owed under purchase options and Acquisition Expenses. Acquisition Expenses related to a particular Series that are incurred prior to the Closing of an Offering and are initially funded by the Manager will be reimbursed with the proceeds from an Offering related to such Series, to the extent described in the applicable Offering document. The Company does, however, retain additional cash from the proceeds of the Offering on the Series balance sheet to cover Acquisition Expenses that are anticipated prior to the Closing but incurred after the Closing of an Offering. Acquisition Expenses are capitalized into the cost of the Underlying Asset as per the table below. Should a proposed Offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted for as capital contributions, and the Acquisition Expenses will be expensed. The Series uses the remaining cash to repay any accrued interest on loans or marketing expenses related to the preparation of the marketing materials for a particular Offering, by distributing the applicable amount to the Company, accounted for as “Distribution to RSE Collection” on the balance sheet. Furthermore, the Series distributes the appropriate amounts for Brokerage Fee, the Custody Fee and, if applicable, the Sourcing Fee using cash from the Offering.

The Company, through non-interest-bearing payments from the Manager or loans from the Manager and third-parties have acquired numerous Underlying Assets since the beginning of the Prior Period. For all Collectible Assets held as of the end of the Current Period and Prior Period, the following table presents all costs capitalized on the acquisition of Underlying Assets during the Current Period and Prior Period.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Capitalized Costs
Applicable Series		Purchase Price / Down payment	Acquisition Expense	Total

#77LE1	(1,4)	$69,400	$787	$70,187
#69BM1	(1)	102,395	3,871	106,266
#85FT1	(1)	172,500	3,326	175,826
#88LJ1	(1)	127,176	5,206	132,382
#55PS1	(1)	405,000	3,386	408,386
#93XJ1	(1)	460,000	28,586	488,586
#83FB1	(1)	330,000	2,806	332,806
#89PS1	(1)	160,000	-	160,000
#90FM1	(1)	14,500	286	14,786
#95BL1	(1)	112,500	2,041	114,541
#98DV1	(1)	120,000	2,544	122,544
#02AX1	(1)	100,000	1,786	101,786
#99LE1	(1)	62,100	2,171	64,271
#91MV1	(1)	33,950	1,487	35,437
#94DV1	(1)	52,500	287	52,787
#92LD1	(1)	146,181	11,721	157,902
#72MC1	(1)	115,000	562	115,562
#11BM1	(1)	78,500	1,286	79,786
#80LC1	(1)	610,000	2,439	612,439
#02BZ1	(1)	185,000	1,301	186,301
#88BM1	(1)	135,000	1,465	136,465
#63CC1	(1)	120,000	286	120,286
#76PT1	(1)	179,065	3,737	182,802
#75RA1	(1)	75,000	903	75,903
#65AG1	(1)	170,000	286	170,286
#93FS1	(1)	130,000	1,136	131,136
#90MM1	(1)	22,000	1,187	23,187
#61JE1	(1)	235,000	388	235,388
#88PT1	(1)	61,875	1,196	63,071
#65FM1	(1)	75,000	997	75,997
#94LD1	(1)	570,000	2,236	572,236
#99SS1	(1)	126,575	2,652	129,227
#94FS1	(1)	135,399	3,083	138,482
#61MG1	(1)	325,000	590	325,590
#92CC1	(1)	45,000	1,188	46,188
#89FT1	(1)	172,500	2,636	175,136
#80PN1	(1)	45,750	1,638	47,388
#89FG2	(1)	118,500	1,062	119,562
#88LL1	(1)	275,000	2,811	277,811
#82AV1	(2)	285,000	1,364	286,364
#95FF1	(2)	105,000	3,488	108,488
Total		$6,863,365	$110,210	$6,973,576
Change in Underlying Assets owned during the period ended June 30, 2021 and previous period was as follow:
During the period ended December 31, 2016		298,971	2,650	301,621
During the period ended December 31, 2017		202,500	24,040	226,540
During the period ended December 31, 2018		4,932,013	48,105	4,980,119
During the period ended December 31, 2019		2,606,874	47,399	2,654,273
During the period ended June 30, 2020		(326,993)	(7,432)	(334,425)
During the period ended December 31, 2020		(529,999)	(3,737)	(533,736)
During the period ended June 30, 2021		(320,000)	(815)	(320,815)
Grand Total		$6,863,365	$110,211	$6,973,576

(1)Offering for Series Interests closed at the end of the Current Period and Underlying Asset owned by applicable Series.

(2)At the end of the Current Period owned by the Company and not by any Series. To be owned by the applicable Series as of the Closing of the applicable Offering.

(3)Series #77LE1 Interests were issued under Rule 506(c) and, therefore, Series #77LE1 has not been broken out as a separate Series in the financial statements but is included in the table above.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

7.Members’ Equity:

Members’ equity for the Company and any Series consists of Membership Contributions, Capital Contributions, Distributions and Retained Earnings/(Accumulated Deficit).

Membership Contributions are made to a Series from a successful Closing of an Offering and are calculated by taking the amount of membership Interests sold in an Offering, net of Brokerage Fee, Custody Fee and Sourcing Fee as shown in the table below. In the case of a particular Offering, the Brokerage Fee, the Custody Fee and Sourcing Fee (which may be waived by the Manager) related to the Offering are paid from the proceeds of the successfully closed Offering. These expenses will not be incurred by the Company, the applicable Series or the Manager, if an Offering does not close as of the end of the Current Period.

Capital Contributions are made by the Manager to cover Operating Expenses for which the Manager has elected not to be reimbursed. In addition, in the case of a Closing for which a deficiency of offering proceeds over the required cash outlays exists, the Manager will make an additional capital contribution to the Series to cover any such deficiencies, which is represented as a “Capital Contribution for loss at Offering close”.

Membership Contributions for each Offering that closed are as follows and excluding Series for which assets were sold:

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Membership Contribution and Uses at Closing as of the end of the Current Period
Applicable Series	Closing Date	Membership Interests	Brokerage Fee	Sourcing Fee	Custody Fee	Distributions	Total
#77LE1	4/13/2017	$77,700	$1,049	$3,445	$-	$-	$73,206
#69BM1	2/7/2018	115,000	778	2,986	-	-	111,236
#85FT1	2/16/2018	165,000	1,117	-	-	-	163,883
#88LJ1	4/12/2018	135,000	914	578	-	-	133,508
#55PS1	6/6/2018	425,000	2,869	-	-	-	422,131
#93XJ1	11/6/2018	495,000	3,487	-	3,713	-	487,801
#83FB1	9/5/2018	350,000	2,522	9,162	2,625	-	335,691
#89PS1	7/31/2018	165,000	470	1,771	1,238	-	161,521
#90FM1	7/31/2018	16,500	90	464	500	-	15,446
#95BL1	7/12/2018	118,500	870	-	889	-	116,742
#98DV1	10/11/2018	130,000	954	2,314	975	-	125,757
#06FS1	10/19/2018	199,000	1,463	774	1,493	195,271	-
#02AX1	11/30/2018	108,000	793	1,944	810	-	104,452
#99LE1	12/4/2018	69,500	510	1,770	521	-	66,699
#91MV1	12/7/2018	38,000	279	600	500	-	36,621
#94DV1	12/26/2018	57,500	388	1,841	500	-	54,771
#92LD1	12/26/2018	165,000	1,114	2,219	1,238	-	160,430
#00FM1	1/4/2019	49,500	364	862	500	47,774	-
#72MC1	1/4/2019	124,500	542	2,474	934	-	120,551
#06FG1	1/8/2019	320,000	2,316	3,198	2,400	312,086	-
#11BM1	1/25/2019	84,000	567	517	630	-	82,286
#80LC1	2/11/2019	635,000	4,305	9,216	4,763	-	616,716
#02BZ1	2/11/2019	195,000	1,316	2,620	1,463	-	189,601
#88BM1	2/25/2019	141,000	952	226	1,058	-	138,765
#63CC1	3/18/2019	126,000	916	1,553	945	-	122,586
#76PT1	3/22/2019	189,900	1,382	1,793	1,424	-	185,301
#75RA1	4/9/2019	84,000	586	3,732	630	-	79,052
#65AG1	4/16/2019	178,500	1,272	1,903	1,339	-	173,986
#93FS1	4/22/2019	137,500	1,011	1,272	1,031	-	134,186
#90MM1	4/26/2019	26,600	196	918	500	-	24,986
#61JE1	4/26/2019	246,000	1,661	3,858	1,845	-	238,636
#88PT1	7/23/2019	66,000	495	-	500	-	65,005
#65FM1	7/23/2019	82,500	619	1,966	619	-	79,297
#94LD1	8/19/2019	597,500	4,481	11,251	4,481	-	577,286
#99SS1	9/12/2019	137,500	1,375	1,815	1,031	-	133,279
#94FS1	9/18/2019	145,000	1,450	669	1,088	-	141,794
#61MG1	9/30/2019	340,000	2,550	4,613	2,550	-	330,287
#92CC1	10/2/2019	52,500	525	2,875	500	-	48,600
#89FT1	10/11/2019	180,000	1,800	-	1,350	-	176,850
#80PN1	11/6/2019	48,000	480	-	500	-	47,020
#89FG2	11/14/2019	127,500	1,275	1,719	956	-	123,550
#88LL1	12/9/2019	292,000	2,920	3,115	2,190	-	283,775
#03SS1	9/22/2020	375,000	3,750	29,638	2,813	338,800	-
Total		$7,810,700	$58,771	$121,670	$53,038	$893,931	$6,683,290

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Note: represents Membership Contributions net of Brokerage Fee, Sourcing Fee and Custody Fee at the Closing of the Offering for the respective Series.

Note: Series #77LE1 Interests were issued under Rule 506(c) and, therefore, Series #77LE1 has not been broken out as a separate Series in the financial statements but is included in the table above.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

8.Income taxes:

Each existing Series has elected and qualified, and the Company intends that each future Series will elect and qualify, to be taxed as a corporation under the Internal Revenue Code of 1986.  Each separate Series intends to be accounted for as described in ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of the end of the Current Period.

The Company and the Manager of the Company intend to be taxed as a “partnership” or a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Code.

9.Earnings (loss) / income per membership Interest:

Upon completion of an Offering, each Series intends to comply with the accounting and disclosure requirements of ASC Topic 260, "Earnings per Share." For each Series, earnings (loss) / income per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership Interests in that particular Series during the period.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE C - RELATED PARTY TRANSACTIONS

Series Members

The managing member of the Company is the Manager. The Company will admit additional members to each of its Series through the Offerings of membership Interests in each Series. By purchasing an Interest in a Series of Interests, the Investor is admitted as a member of the Series and will be bound by the Operating Agreement. Under the Operating Agreement, each Investor grants a power of attorney to the Manager. The Operating Agreement provides the Manager with the ability to appoint officers and Advisory Board members.

Officer and Affiliate Loans

From time to time, affiliates of the Manager and their individual officers may make loans to the Company to facilitate the purchase of Underlying Assets prior to the Closing of a Series’ Offering.  It is anticipated that each of the loans and related interest will be paid by the Company through proceeds of the Offering associated with a Series. Once the Series repays the Company and other parties, such as the Manager, the BOR and the Custodian and their respective affiliates, from the proceeds of a closed Offering, the Underlying Asset would then be transferred to the related Series and it is anticipated that no Series will bear the economic effects of any loan made to purchase another Underlying Asset.

From time to time the Asset Manager, affiliates of the Manager or third-parties may make non-interest-bearing payments or loans to the Company to acquire an Underlying Asset prior to the Closing of an Offering for the respective Series. In such cases, the respective Series would repay any such non-interest-bearing payments or loans plus accrued interest, as the case may be, used to acquire its respective Underlying Asset with proceeds generated from the Closing of the Offering for Interests of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series.

As of the end of the Current Period and Prior Year, amounts outstanding due to Manager and affiliates are shown as below:

Period	Due to the Manager and its Affiliates
1/1/2021 – 6/30/2021	$396,845
1/1/2020 – 12/31/2020	$408,509

Sale of Manager Interests in Series during the Current Period

On January 1, 2021, RSE Markets, Inc. entered into a Series Interest Purchase Agreement with a third-party and sold certain membership interests in RSE Collection, LLC Series that were held by RSE Markets, Inc.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE D -DEBT

On December 20, 2019 RSE Markets and Rally Holdings entered into a $2.25 million demand note (the “DN”) with Upper90 Fund, LP. The DN allowed RSE Markets to draw up to 100% of the value of the Underlying Assets for any asset held on the books of the Company. Interest on any amounts outstanding under the DN accrued at a fixed per annum rate of 15.00%. The Company was also jointly and severally liable for any amounts outstanding under this DN.

On November 24, 2020 RSE Markets, Rally Holdings and the Company replaced the DN with a $10.0 million credit facility (the “CF”) with Upper90 Capital Management, LP, which replaced the DN. While amounts borrowed under the CF can be used to make purchases of Automobile Assets to become Underlying Assets, neither the Company nor any Series is a borrower under the CF, neither is responsible for repayment of any amounts outstanding, and both are no longer jointly and severally liable under the CF. The CF has an interest rate of 15.00% per annum, maturity date of the earlier of (i) the two-year anniversary of the Credit Date therefor, and (ii) November 24, 2024 (or such earlier date on which the Loans become due and payable), and it contains customary covenants and indemnification obligations. For further information on the CF, please find the Credit Agreement dated November 24, 2020.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE E - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

Overview of Revenues

No revenue models have been developed at the Company or Series level and we do not expect either the Company or any of its Series to generate any revenues for some time. We will update the appropriate disclosure at such time as revenue models have been developed.

Overview of Costs and Expenses

The Company distinguishes costs and expenses between those related to the purchase of a particular Underlying Asset and Operating Expenses related to the management of such an Underlying Asset.

Fees and expenses related to the purchase of an Underlying Asset include Offering Expenses, Acquisition Expenses, Brokerage Fee, Custody Fee and Sourcing Fee.

Within Operating Expenses, the Company distinguishes between Operating Expenses incurred prior to the Closing of an Offering and those incurred after the Closing of an Offering. Although these pre- and post- Closing Operating Expenses are similar in nature and consist of expenses such as storage, insurance, transportation, marketing and maintenance and professional fees such as ongoing bookkeeping, legal and accounting expenses associated with a Series, pre-Closing Operating Expenses are borne by the Manager and are not expected to be reimbursed by the Company or the economic members. Post-Closing Operating Expenses are the responsibility of each Series of Interest and may be financed through (i) revenues generated by the Series or cash reserves at the Series or (ii) contributions made by the Manager, for which the Manager does not seek reimbursement or (iii) loans by the Manager, for which the Manager may charge a rate of interest or (iv) issuance of additional Interest in a Series (at the discretion of the Manager).

Allocation Methodology

Allocation of revenues and expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the Underlying Assets or the number of Underlying Assets, as stated in the Manager’s allocation policy and as determined by the Manager. The Manager may amend its allocation policy at its sole discretion from time to time.

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE E - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY (CONTINUED)

Allocation Methodology or Description by Category

•Revenue: No revenue models have been developed at the Company or Series level and we do not expect either the Company or any of its Series to generate any revenues for some time. We will update the appropriate disclosure at such time as revenue models have been developed.

•Offering Expenses: Offering Expenses, other than those related to the overall business of the Manager (as described in Note B – Summary of Significant Accounting Policies – Offering Expenses) are funded by the Manager and generally reimbursed through the Series proceeds upon the Closing of an Offering. Offering Expenses are charged to a specific Series.

•Acquisition Expenses: Acquisition Expenses (as described in Note B – Summary of Significant Accounting Policies – Capital Assets), are typically funded by the Manager, and reimbursed from the Series proceeds upon the Closing of an Offering. Unless, to the extent that certain Acquisition Expenses are anticipated prior to the Closing, but incurred after the Closing of an Offering, for example transportation fees, in which case, additional cash from the proceeds of the Offering will be retained on the Series balance sheet to cover such future anticipated Acquisition Expenses after the Closing of the Offering. Acquisition Expenses incurred are specific to and are capitalized into the cost of the Underlying Asset on the balance sheet of the Company and subsequently transferred to the Series upon Closing of the Offering for the Series Interests.

•Sourcing Fee / Losses: The Sourcing Fee is paid to the Manager from the Series proceeds upon the Closing of an Offering (as described in Note B – Summary of Significant Accounting Policies – Members’ Equity) and is charged to the specific Series. Losses incurred related to closed Offerings, due to shortfalls between proceeds from closed Offerings and costs incurred in relation to these Offerings are charged to the specific Series but are reimbursed by the Manager and accounted for as capital contributions to the Series (as described in Note B – Summary of Significant Accounting Policies – Capital Assets).

•Brokerage Fee: The Brokerage Fee is paid to the BOR from the Series proceeds upon the Closing of an Offering (as described in Note B – Summary of Significant Accounting Policies – Members’ Equity) and is charged to the specific Series.

•Custody Fee: The Custody Fee is paid to the Custodian from the Series proceeds upon the Closing of an Offering (as described in Note B – Summary of Significant Accounting Policies – Members’ Equity) and is charged to the specific Series. For the offerings for Series #77LE1, Series #69BM1, Series #85FT1, Series #88LJ1 and Series #55PS1, no custody agreement was in place prior to the close of the offerings, and therefore, no Custody Fee was due at the time of closing. Should a Custody Fee become applicable for these offerings at a later date, the costs will be borne by the Manager and the Manager will not be reimbursed. For all subsequent offerings, the Custody Fee will be paid for from the proceeds of the offering.

•Operating Expenses: Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Offering Expenses), including storage, insurance, maintenance costs, and other Series related Operating Expenses, are expensed as incurred:

oPre-Closing Operating Expenses are borne by the Manager and accounted for as capital contributions from the Manager to the Company and are not reimbursed.

oPost-Closing Operating Expenses are the responsibility of each individual Series.

oIf not directly charged to the Company or a Series, Operating Expenses are allocated as follows:

▪Insurance: based on the premium rate allocated by value of the Underlying Assets

▪Storage: based on the number of Underlying Assets in storage

▪Professional Fees: flat monthly expense per Series, for Series that have not had a closing allocated to the Company

▪Transportation: based on the number of Underlying Assets transported

▪Marketing: based on the number of Underlying Assets marketed to potential Investors

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE F - FREE CASH FLOW DISTRIBUTIONS AND MANAGEMENT FEES

Any available Free Cash Flow (as described below) of a Series of Interests shall be applied in the following order of priority, at the discretion of the Manager:

i)Repayment of any amounts outstanding under Operating Expenses Reimbursement Obligations.

ii)Thereafter, reserves may be created to meet future Operating Expenses for a particular Series.

iii)Thereafter, at least 50% of Free Cash Flow (as described below, net of corporate income taxes applicable to such Series of Interests) may be distributed as dividends to Investors of a particular Series.

iv)The Manager may receive up to 50% of Free Cash Flow in the form of a Management Fee (the “Management Fee”), which is accounted for as an expense to the statement of operations of a particular Series.

“Free Cash Flow” is defined as net income (as determined under GAAP) generated by any Series of Interests plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the relevant Series.

As of the end of the Current Period and Prior Year, no distributions of Free Cash Flow or Management Fees were paid by the Company or in respect of any Series.

NOTE G - INCOME TAX

Each individual Series has elected to be treated as a corporation for tax purposes. The Company and the Manager have elected to be treated as partnerships.

No provision for income taxes for the Current Period and Prior Period have been recorded for any individual Series as all individual Series incurred net losses, except as disclosed below for the Series that were sold. Each individual Series records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets primarily resulting from net operating losses will not be realized.  The Company’s net deferred tax assets are fully offset by a valuation allowance (other than for the Series designated in the table below), and therefore, no tax benefit applicable to the loss for each individual Series for the Current Period and the Prior Period have been recognized. Losses incurred after January 1, 2019 do not expire for federal income tax purposes.

The Series designated in the table below have sold their primary operating asset during the Current Period and Prior Period. As a result, the Company has recorded a provision for income taxes using an effective tax rate as shown below:

Provision for income taxes
	Current Period	Prior Period
Series	#06FG1	-
Income before provision for income taxes, gross	53,900	-
Applicable federal and state statutory rates	21%	-
	11,437	-
Reversal of prior year valuation allowance	(1,802)	-
Provision for income taxes	$ 9,635	–

RSE COLLECTION, LLC

Notes to Consolidated Financial Statements

NOTE H - CONTINGENCIES

COVID-19

The continuing impact and effects of the global outbreak of the coronavirus (COVID‐19) on the operation and financial performance of our business are unknown. However, the Company currently does not expect the outbreak will have a material adverse effect on our business or financial results at this time.

Government Regulation

Claims arising out of actual or alleged violations of law, including certain matters currently under investigation by the Commission, could be asserted against the Company by individuals or governmental authorities and could expose the Company or each Series to significant damages or other penalties, including revocation or suspension of the licenses necessary to conduct business and fines.

NOTE I - SUBSEQUENT EVENTS

Subsequent Offerings

The Company has not closed any Offerings after the date of the financial statements through the date of this filing.

The Company expects to launch and close additional offerings throughout the remainder of the year and beyond.

Asset Dispositions Subsequent to the Current Period

The Company has not sold any Underlying Assets after the date of the financial statements through the date of this filing.

EXHIBIT INDEX

Exhibit 2.1 – Certificate of Formation for RSE Collection, LLC (1)

Exhibit 2.2 – Fifth Amended and Restated Limited Liability Company Agreement of RSE Collection, LLC (5)

Exhibit 2.3 – Certificate of Formation for RSE Collection Manager, LLC (4)

Exhibit 2.4 – Limited Liability Company Agreement of RSE Collection Manager, LLC (5)

Exhibit 3.1 – Amended and Restated Standard Form of Series Designation (4)

Exhibit 4.1 – Amended and Restated Standard Form of Subscription Agreement (5)

Exhibit 6.1 – Amended and Restated Standard Form of Asset Management Agreement (5)

Exhibit 6.2 – Broker of Record Agreement (5)

Exhibit 6.3 – Amended and Restated Upper90 Secured Demand Promissory Term Note (3)

Exhibit 6.4 – Upper90 Credit and Guaranty Agreement (4)

Exhibit 6.5 – Standard Form Bill of Sale (4)

Exhibit 6.6 – Standard Form Purchase Agreement (5)

Exhibit 6.7 – NCPS PPEX ATS Company Agreement (5)

Exhibit 6.8 – Executing Broker Secondary Market Transactions Engagement Letter (5)

Exhibit 6.9 – Executing Broker Tools License Agreement (5)

Exhibit 8.1 – Amended and Restated Subscription Escrow Agreement (2)

Exhibit 8.2 – Custodian Agreement with Drivewealth, LLC (3)

(1)Previously filed as an Exhibit to the Company’s Form 1-A filed with the Commission on June 30, 2017.

(2)Previously filed as an Exhibit to the Company’s Form 1-U filed with the Commission on June 12, 2019.

(3)Previously filed as an Exhibit to the Company’s Form 1-K filed with the Commission on April 29, 2020.

(4)Previously filed as an Exhibit to the Company’s Post Qualification Amendment No. 25 to its Form 1-A filed with the Commission on March 29, 2021.

(5)Previously filed as an Exhibit to the Company’s Form 1-A filed with the Commission on July 14, 2021.

III-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE COLLECTION, LLC

By: RSE Collection Manager, LLC, its managing member

    By: Rally Holdings LLC, its managing member

By: RSE Markets, Inc., its sole member

    By: /s/ George J. Leimer

    Name: George J. Leimer

    Title: Chief Executive Officer

    Date: September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George J. Leimer Name: George J. Leimer	Chief Executive Officer of RSE Markets, Inc. (Principal Executive Officer)	September 28, 2021

/s/ Maximilian F. Niederste-Ostholt Name: Maximilian F. Niederste-Ostholt	Chief Financial Officer of RSE Markets, Inc. (Principal Financial Officer and Principal Accounting Officer)	September 28, 2021
RSE COLLECTION MANAGER, LLC By: Rally Holdings LLC, its managing member By: RSE Markets, Inc., its sole member By: /s/ George J. Leimer Name: George J. Leimer Title: Chief Executive Officer	Managing Member	September 28, 2021